FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑            No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica Group: First half-yearly financial report	2

1. TelefÓnica Group: First half-yearly financial report
Review Report
TELEFÓNICA, S.A. AND SUBSIDIARIES
Condensed Consolidated Interim Financial Statements and
Consolidated Interim Management Report
for the six-month period ended
June 30, 2009

REPORT ON REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 14)
To the Shareholders of
Telefónica, S.A., at the request of Management
1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the interim statement of financial position at June 30, 2009, the interim income statement, the interim statement of comprehensive income, the interim statement of changes in equity, the interim statement of cash flows, and selected explanatory notes, all of which have been consolidated, for the six-month period then ended. It is the Parent Company’s directors’ responsibility to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.
2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity”. A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. A review is substantially less in scope than an audit and therefore, does not enable us to obtain assurance that we have become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.
3. As explained in the Note 2 of the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2008.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid
Inscrita en el Registro Mercantil de Madrid al
Tomo 12749. Libro 0. Folio 215. Sección 8*,
Hoja M-23123, Inscripción 116. C.I.F. B-78970506

4. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying condensed consolidated interim financial statements for the six-month period ended June 30, 2009 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting”, as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation condensed interim financial statements.
5. The accompanying consolidated interim management report for the six-month period ended June 30, 2009 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended June 30, 2009. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.
6. This report has been prepared at the request of Management of the Parent Company with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, by Royal Decree 1362/2007, of October 19.

ERNST & YOUNG, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso
July 29, 2009

TELEFÓNICA GROUP
CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (CONDENSED ANNUAL ACCOUNTS) AND
CONSOLIDATED INTERIM MANAGEMENT REPORT AS OF AND
FOR THE SIX MONTHS ENDED JUNE 30, 2009

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		UNAUDITED	AUDITED
(Millions of euros)	Note	06/30/2009	12/31/2008
A) NON-CURRENT ASSETS		82,721	81,923

Intangible assets	6	16,115	15,921
Goodwill	6	19,214	18,323
Property, plant and equipment	6	31,030	30,545
Investment properties		5	1
Investments in associates	7	2,642	2,777
Non-current financial assets	9	6,647	7,376
Deferred tax assets		7,068	6,980

B) CURRENT ASSETS		19,818	17,973

Inventories		1,138	1,188
Trade and other receivables		9,864	9,315
Current financial assets	9	2,005	2,216
Tax receivables		1,307	970
Cash and cash equivalents	9	5,498	4,277
Non-current assets held for sale		6	7

TOTAL ASSETS (A + B)		102,539	99,896

A) EQUITY		18,600	19,562

Equity attributable to equity holders of the parent		16,157	17,231
Minority interests		2,443	2,331

B) NON-CURRENT LIABILITIES		57,879	55,202

Interest-bearing debt	9	47,521	45,088
Trade and other payables		1,517	1,117
Deferred tax liabilities		3,698	3,576
Provisions		5,143	5,421

C) CURRENT LIABILITIES		26,060	25,132

Interest-bearing debt	9	6,532	8,100
Trade and other payables		15,049	13,651
Current tax payables		3,519	2,275
Provisions		960	1,106

TOTAL EQUITY AND LIABILITIES (A+B+C)		102,539	99,896

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated statement of financial position.

INTERIM CONSOLIDATED INCOME STATEMENT

		Six months ended
		June 30
Unaudited (Millions of euros)	Note	2009	2008

Revenues from operations	5	27,588	28,149
Other Income		502	957
Supplies		(8,004)	(8,662)
Personnel expenses		(3,260)	(3,389)
Other expenses		(5,887)	(5,932)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION	5	10,939	11,123

Depreciation and amortization	5	(4,388)	(4,521)

OPERATING INCOME	5	6,551	6,602

Share of profit (loss) of associates		30	(4)

Finance income		340	425
Exchange gains		2,663	2,811
Finance expenses		(1,561)	(1,829)
Exchange losses		(2,781)	(2,795)
Net financial expenses		(1,339)	(1,388)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,242	5,210

Corporate income tax		(1,559)	(1,520)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		3,683	3,690

Profit for the period attributable to minority interest		(64)	(97)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,619	3,593

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.79	0.77

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated income statement.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended June 30
Unaudited (Millions of euros)	2009	2008

Profit for the period	3,683	3,690

Gain (loss) on available-for-sale investments	257	(346)
Reclassification adjustment for gains included in the income statement	—	(143)
Income tax	(51)	32

	206	(457)

Gains on hedges arising during the period	(1,082)	235
Reclassification adjustment for gains included in the income statement	(2)	93
Income tax	315	(98)

	(769)	230

Translation differences	1,369	(752)

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	12	6
Income tax	(3)	(2)

	9	4

Share of income (loss) directly recognized in equity of associates	(46)	(87)
Income tax	3	3

	(43)	(84)

Total comprehensive income recognized in the period, net of taxes	4,455	2,631

Attributable to:
Equity holders of the parent	4,148	2,427
Minority interests	307	204

	4,455	2,631

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated statement of comprehensive income.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
							Available for
	Share	Share	Legal	Revaluation	Treasury	Retained	sale		Equity of	Translation		Minority	Total
(Unaudited) Millions of euros	capital	premium	reserve	reserve	shares	earnings	investment	Hedges	associates	differences	Total	interests	equity
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the period	—	—	—	—	—	3,619	—	—	—	—	3,619	64	3,683
Other comprehensive income (loss)	—	—	—	—	—	9	206	(770)	(43)	1,127	529	243	772

Total comprehensive income						3,628	206	(770)	(43)	1,127	4,148	307	4,455
Net movement in treasury shares	—	—	—	—	(509)	—	—	—	—	—	(509)	—	(509)
Dividends declared	—	—	—	—	—	(4,551)	—	—	—	—	(4,551)	(255)	(4,806)
Other movements	—	—	—	—	—	(162)	—	—	—	—	(162)	60	(102)

Financial position at June 30, 2009	4,705	460	984	172	(2,688)	14,984	(360)	643	(259)	(2,484)	16,157	2,443	18,600

Financial position at December 31, 2007	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

Profit for the period	—	—	—	—	—	3,593	—	—	—	—	3,593	97	3,690
Other comprehensive income (loss)	—	—	—	—	—	4	(457)	230	(79)	(864)	(1,166)	107	(1,059)

Total comprehensive income						3,597	(457)	230	(79)	(864)	2,427	204	2,631
Net movement in treasury shares	—	1,074	—	—	(2,088)	(232)	—	—	—	—	(1,246)	—	(1,246)
Dividends declared	—	—	—	—	—	(1,869)	—	—	—	—	(1,869)	(227)	(2,096)
Other movements	—	—	—	—	—	(1,060)	—	—	—	—	(1,060)	199	(861)

Financial position at June 30, 2008	4,773	1,596	984	180	(2,320)	13,461	—	693	(223)	(767)	18,377	2,906	21,283

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated statement of changes in equity.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30
Unaudited (Millions of euros)	2009	2008

Cash received from customers	32,650	33,566
Cash paid to suppliers and employees	(22,842)	(24,318)
Dividends received	88	83
Net interest and other financial expenses paid	(1,366)	(1,819)
Taxes paid	(1,306)	(629)

Net cash from operating activities	7,224	6,883

Proceeds on disposals of property, plant and equipment and intangible assets	234	65
Payments on investments in property, plant and equipment and intangible assets	(4,063)	(3,767)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	12	683
Payments on investments in companies, net of cash and cash equivalents acquired	(19)	(206)
Proceeds on financial investments not included under cash equivalents	—	17
Payments made on financial investments not included under cash equivalents	(133)	(63)
Payments made on cash surpluses not included under cash equivalents	(650)	48
Capital grants received	19	2

Net cash flows used in investing activities	(4,600)	(3,221)

Dividends paid	(2,330)	(1,915)
Operations with equity holders	(476)	(1,150)
Proceeds on issue of debentures and bonds	4,186	1,306
Proceeds on loans, credits and promissory notes	570	4,846
Repayments of debentures and bonds	(1,860)	(548)
Repayments of loans, credits and promissory notes	(1,676)	(6,250)

Net cash flows used in financing activities	(1,586)	(3,711)

Effect of foreign exchange rate changes on collections and payments	183	(86)

Effect of changes in consolidation methods and other non-monetary effects	—	16

Net (decrease)/increase in cash and cash equivalents during the period	1,221	(119)

Cash and cash equivalents at January 1	4,277	5,065

CASH AND CASH EQUIVALENTS AT JUNE 30	5,498	4,946

Reconciliation of cash and cash equivalents with the financial position

FINANCIAL POSITION AT JANUARY 1	4,277	5,065

Cash on hand and at banks	3,236	2,820
Other cash equivalents	1,041	2,245

FINANCIAL POSITION AT JUNE 30	5,498	4,946

Cash on hand and at banks	3,421	2,557
Other cash equivalents	2,077	2,389

Condensed notes 1 to 14 and Appendix I are an integral part of the interim consolidated statement of cash flows.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONDENSED ANNUAL ACCOUNTS) FOR THE
SIX MONTHS ENDED JUNE 30, 2009
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or the “Group”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or the “Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended June 30, 2009 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Therefore, it does not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, it should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2008.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on July 29, 2009.

Unless indicated otherwise, the figures in this interim financial statements are expressed in millions of euros and rounded.

(3)	COMPARATIVE INFORMATION

Comparative data in the interim financial statements refer to the six-month periods ended June 30, 2009 and 2008, except the statement of financial position, which compares data at June 30, 2009 to December 31, 2008.

The interim consolidated statement of comprehensive income and statement of changes in equity for the six months ended June 30, 2009 have been presented in accordance with amendment to IAS 1 “Revised Presentation of Financial Statements” (see Note 4). The information presented for the six months ended June 30, 2008 has been adapted accordingly.

Appendix I of the interim financial statements presents the main changes in consolidation scope occurring in the first half of 2009.

With respect to seasonality, the historical performance of consolidated results shows minimal variations in the Group’s operations between the first and second half of the year.

(4)	ACCOUNTING POLICIES

The accounting policies applied in the preparation of the interim financial statements for the half-year end as of June 30, 2009 are consistent with those used in the preparation of the Group’s annual financial statements for the year ended December 31, 2008, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and adopted by the European Union, effective as of January 1, 2009, noted below:

•	Amendment to IAS 23 Borrowing costs (revised)

The amendment consists of the elimination of the possibility to immediately recognise in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by Telefónica.

•	Amendment to IAS 1 Presentation of Financial Statements (revised)

The revised Standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes presented as a single line. In addition, the Standard introduces the statement of comprehensive income which can be presented in one single statement or in two linked statements. Telefónica has elected to present two statements. This change is not mandatory but Telefónica has decided to use the proposed titles, which are:

•	statement of financial position, instead of “balance sheet”
•	income statement
•	statement of comprehensive income, instead of “statement of recognized income and expense”
•	statement of changes in equity instead of “movements in equity”

•	statement of cash flows instead of “cash flow statement”
•	Amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

•	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of these amendments did not have any impact on the financial position or performance of the Group.

•	IFRIC 13, Customer loyalty programmes

This interpretation establishes that entities that have programmes which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, comprising the sale of the product or service itself and the sale of points or credits, therefore such that a part of the amount earned must be allocated to the points awarded and its recognition deferred until their redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this interpretation did not have a significant impact on the financial position or performance of the Group.

•	Improvements of IFRSs (May 2008)

These improvements establish a broad range of amendments to current IFRSs with the primary aim of removing inconsistencies and clarifying wording. These amendments have not had any impact on the financial position or performance of the Group.

At the date of preparation of these interim financial statements, the following amendments and interpretations, effective for annual periods beginning on or after January 1, 2009, have been published by the IASB but not adopted by the European Union:
•	Amendments to IFRS 7, Financial Instruments: Disclosures

This amendment enhances the disclosure required about fair value measurements and liquidity risk. It adds the requirement to disclose any kind of change in the method of measuring fair value and the reasons behind it. Furthermore it establishes a three-tier hierarchy for fair value measurements.

•	Amendments to IFRIC 9 and IAS 39, Embedded derivatives

These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, it prohibits the reclassification when the embedded derivative is not subject to a separate valuation upon the moment of reclassification of a hybrid contract out of the aforementioned category.

•	Amendment to IAS 39, regarding hedges between segments

This amendment, embedded in the IFRS regarding Improvements to IFRSs published in April 2009, clarifies that entities cannot hedge inter-segment transactions, in line with IAS 39, which does not allow hedge accounting among entities in the same Group in consolidated financial statements.

The Group has assessed the impact of adoption of these amendments and interpretations and their adoption has not had a material effect on the consolidated financial statements in the period of their initial adoption.
The European Union has adopted IFRIC 16 Hedges of a net investment in a foreign operation, effective, at the latest, as of the beginning of the first annual accounting period beginning after June 30, 2009. This interpretation provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss, relating to both, the hedging instrument and the net investment, to be recycled on disposal of the net investment. The Group has elected to early adopt this interpretation for the 2009 financial statements and its adoption did not have any impact on the financial position or performance of the Group.
In addition, the European Union has adopted IFRIC 12, Service Concession Arrangements applicable to annual periods beginning on or after March 29, 2009. This interpretation prescribes the accounting treatment applicable to the development, financing, operation and/or maintenance of infrastructure related to a provision of a public service where, according to the contract, the public entity controls or regulates what services the operator must provide and at what price, and any residual interest in the assets at the end of the term of the arrangement. A key feature of this Interpretation is the accounting treatment for the operator’s rights to the infrastructure, providing two models based on the nature of the consideration received by the concessionaire. The adoption of this interpretation will not have any impact on the financial position or performance of the Group.

New standards, amendments and interpretations issued but not effective as at June 30, 2009
At the time of publication of these interim financial statements, the following IFRSs, amendments to IFRIC and Interpretations were issued but not effective as at June 30, 2009:

Effective for annual
periods beginning on or
Standards and amendments to standards		after

IFRS 3 Revised	Business Combinations	July 1, 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

Improvements to IFRSs (April 2009)		January 1, 2010 (*)

Amendment to IAS 39	Eligible hedged items	July 1, 2009

Amendment to IFRS 2	Group cash-settled share based payment transactions	January 1, 2010

(*)
The amendments to IFRS 2, IAS 38 (with respect to intangible assets acquired in business combinations), IFRIC 9 and IFRIC 16 are effective for annual periods beginning on or after July 1, 2009. Likewise, the additional guidance to the IAS 18 appendix regarding the principal/agent determination, does not establish effective date, as the appendix is not part of the standard.

Effective for annual
periods beginning on or
Interpretations		after

IFRIC 17	Distributions of Non-cash Assets to Owners	July 1, 2009

IFRIC 18	Transfers of assets from customers	(**)

(**)	Effective for transfers received on or after July 1, 2009.
The Group is currently analyzing the impact of application of these standards, amendments and interpretations and it is expected that the application of the aforementioned standards, amendments and interpretations will not have a material impact on the consolidated financial statements in the period of their initial application.

(5)	SEGMENT INFORMATION

The following table presents profit and capital expenditure information regarding the Group’s operating segments for the six months ended June 30, 2009 and 2008:

Six months ended June 30, 2009
	Telefónica	Telefónica Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External sales	9,615	10,874	6,533	566	27,588
Inter-segment sales	142	94	38	(274)	—
Other operating income and expenses	(4,919)	(6,697)	(4,692)	(341)	(16,649)

OIBDA (*)	4,838	4,271	1,879	(49)	10,939

Depreciation and amortization	(1,067)	(1,805)	(1,451)	(65)	(4,388)

OPERATING INCOME	3,771	2,466	428	(114)	6,551

INVESTMENTS IN FIXED ASSETS	739	1,222	749	73	2,783

Six months ended June 30, 2008
	Telefónica	Telefónica Latin	Telefónica	Other and	Total
Millions of euros	Spain	America	Europe	eliminations	Group
External sales	10,176	10,435	6,983	555	28,149
Inter-segment sales	155	96	23	(274)	—
Other operating income and expenses	(5,158)	(6,700)	(4,973)	(195)	(17,026)

OIBDA (*)	5,173	3,831	2,033	86	11,123

Depreciation and amortization	(1,140)	(1,781)	(1,541)	(59)	(4,521)

OPERATING INCOME	4,033	2,050	492	27	6,602

INVESTMENTS IN FIXED ASSETS	1,051	1,499	856	44	3,450

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management contracts that do not affect the Group’s consolidated results have been eliminated from the operating results of each segment.

The following table compares segment assets, liabilities and investments in associates at June 30, 2009 and December 31, 2008.

At June 30, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	100	125	—	2,417	2,642

NON-CURRENT ASSETS	14,034	23,109	28,007	1,209	66,359

TOTAL ALLOCATED ASSETS	30,923	40,323	33,947	(2,654)	102,539

TOTAL ALLOCATED LIABILITIES	20,702	21,139	7,082	35,016	83,939

At December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
INVESTMENTS IN ASSOCIATES	99	107	—	2,571	2,777

NON-CURRENT ASSETS	14,372	21,959	27,265	1,193	64,789

TOTAL ALLOCATED ASSETS	32,273	37,942	32,726	(3,045)	99,896

TOTAL ALLOCATED LIABILITIES	20,754	21,998	6,420	31,162	80,334

6)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2009 are as follows:

		Property, plant
Millions of euros	Intangible assets	and equipment	Total
Financial position at December 31, 2008	15,921	30,545	46,466

Additions	551	2,232	2,783
Depreciation and amortization	(1,385)	(3,003)	(4,388)
Decreases	—	(34)	(34)
Translation differences	1,028	1,290	2,318

Financial position at June 30, 2009	16,115	31,030	47,145

The movement in “Goodwill” in the first half of 2009 is as follows:

Millions of euros	Goodwill
Financial position at December 31, 2008	18,323

Additions	50
Translation differences	841

Financial position at June 30, 2009	19,214

Noteworthy is the impact of translation differences on these three headings caused by fluctuations in the exchange rates of currencies of the countries where the Group operates.

7)	RELATED PARTIES

Significant shareholders

The main transactions carried out between Group companies and significant shareholders (Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), and their subsidiaries) are as follows:

Revenue and expenses	Six months ended June 30
(Millions of euros)	2009	2008
Finance cost	18	23
Leases	2	4
Receipt of services	12	8
Other expenses	5	2

EXPENSES	37	37

Finance revenue	25	38
Dividends received	3	15
Services rendered	98	116
Sale of goods (finished or in progress)	5	23
Other income	4	—

REVENUE	135	192

Other transactions	Six months ended June 30
(Millions of euros)	2009	2008
Finance arrangements: loans and capital contributions (lender)	1,001	1,378
Sale of PP&E, intangible or other assets	—	—
Finance arrangements: loans and capital contributions (loanee)	933	625
Finance leases (leasee)	20	15
Repayment or cancellation of loans and lease arrangements (leasee)	1	2
Guarantees and deposits given	13	18
Guarantees and deposits received	1	4
Dividends and other earnings distributed	275	232
Other transactions (derivatives)	9,553	7,442

Associates
The breakdown of amounts recognized in the consolidated statement of financial position corresponding to associates is as follows:

(Millions of euros)	6/30/2009	12/31/2008
Investments in associates	2,642	2,777
Long-term loans to associates	52	49
Short-term loans to associates	68	77
Receivables from associates for current operations	133	120
Loans granted by associates	88	109
Payables to associates from current operations	63	73
The main transactions carried out with associates in the first half of 2009 and 2008 are as follows:

	Six months ended June 30
Millions of euros	2009	2008
Revenue from operations with associates	100	84
Expenses from operations with associates	260	239
Deposits given by the Group to associates at June 30, 2009 amounts to 356 million euros.
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. (now Telefónica, S.A.) and PT Movéis Serviços de Telecomunicaçoes, SGPS, S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., (VIVO Group) via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportionate method.
The contributions of Brasilcel, N.V. to the Telefónica Group’s consolidated statement of financial position at June 30, 2009 and December 31, 2008 are as follows:

Millions of euros	06/30/2009	12/31/2008
Current assets	1,187	1,234
Non-current assets	5,356	4,616
Current liabilities	1,214	1,351
Non-current liabilities	1,452	1,212

In addition, the main contributions to operating income in the consolidated income statements for the six-month periods ended June 30, 2009 and 2008 are as follows:

	Six months ended June 30
Millions of euros	2009	2008
Revenue from operations	1,248	1,243
Expenses from operations	953	1,144
Directors’ and senior executives’ compensation and other information
The following table presents the compensation and other benefits paid to members of the Board of Directors in the first six months of 2009 and 2008 in accordance with the disclosure established in Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (la Comisión Nacional del Mercado de Valores) on interim financial reporting by issuers of securities.

Directors:	Six months ended June 30
(Thousands of euros)	2009	2008
Fixed remuneration	5,387	4,638
Variable remuneration	8,058	7,886
Attendance fees	131	108
Other (1)	1,219	831

TOTAL	14,795	13,463

(1)
“Other” includes amounts paid for: (i) general medical and dental insurance; (ii) fees for membership to the Catalonia, Andalusia and Valencia advisory committees; and (iii) contributions by the Telefónica Group to the Pension Plan for Managers (Retirement Plan).

Other directors’ benefits	Six months ended June 30
(Thousands of euros)	2009	2008
Pension plans and funds: contributions	20	19
Life insurance premiums	106	90

TOTAL	126	109

The following table presents the total remuneration paid to the Company’s senior executives (excluding those who are also members of the Board of Directors) in the first six months of 2009 and 2008.

Senior executives:	Six months ended June 30
(Thousands of euros)	2009	2008
Total remuneration received by senior executives	7,624	10,582

8)	SHAREHOLDERS’ REMUNERATION

Dividends

The following dividends were paid in the first half of 2009 and 2008:

	Six months ended June 30, 2009			Six months ended June 30, 2008
	%	Euros per	Amount	%	Euros per	Amount
Millions of euros	of nominal	share	paid	of nominal	share	paid
Interim dividend from 2009	50%	0.50	2,277	—	—	—

Dividends charged to voluntary reserves	—	—	—	40%	0.40	1,869

In addition, at the General Shareholders’ Meeting of June 23, 2009, approval was given to pay a gross 0.50 euro dividend per outstanding share charged against unrestricted reserves up to a maximum of 2,352 million euros. This dividend will be payable on November 11, 2009. The amount pending payment is recognized in “Trade and other payables” under current liabilities in the accompanying consolidated statement of financial position.
Treasury shares
The following transactions were carried out involving treasury shares in the first half of 2009 and 2008:

Number of
shares
Treasury shares at December 31, 2008	125,561,011

Acquisitions	32,809,322

Treasury shares at June 30, 2009	158,370,333

Treasury shares at December 31, 2007	64,471,368

Acquisitions	62,216,603
Disposals	(68,759)

Treasury shares at June 30, 2008	126,619,212

At June 30, 2009 and 2008, the Group held options on 11 million and 36 million Telefónica, S.A. shares, respectively.
On June 30, 2009 the first phase of the share-based payment plan involving Telefónica, S.A. shares ended. This phase entails the delivery of up to 6,530,615 shares to Telefónica Group managers and is fully hedged with an instrument that at June 30, 2009 was recognized under “Treasury shares” in the accompanying consolidated statement of changes in equity.
At the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009 an agreement was reached to reduce capital by means of the cancellation of 141,000,000 treasury shares. This capital decrease is pending to be formally carried out as of the date of approval of these interim financial statements.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on April 22, 2008 an agreement was reached to reduce capital by means of the cancellation of 68,500,000 treasury shares. This capital decrease was formally carried out on July 18, 2008.
9)	FINANCIAL ASSETS AND LIABILITIES

The breakdown of the Telefónica Group’s financial assets and liabilities by category at June 30, 2009 and December 31, 2008 is as follows:

	At June 30, 2009
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
Millions of euros	trading	option	sale	cost	Hedges	amount
Non-current financial assets	985	134	2,451	1,544	1,533	6,647

Investments	—	—	1,698	—	—	1,698
Long-term credits	—	134	753	803	—	1,690
Long-term prepayments	—	—	—	94	—	94
Deposits and guarantees	—	—	—	826	—	826
Derivative instruments	985	—	—	—	1,533	2,518
Provisions	—	—	—	(179)	—	(179)

Current financial assets	905	189	143	698	70	2,005

Cash and cash equivalents	—	—	—	5,498	—	5,498

Total financial assets	1,890	323	2,594	7,740	1,603	14,150

	At June 30, 2009
	Fair value through profit
	or loss				Total
	Held for	Fair value	Amortized		carrying
Millions of euros	trading	option	cost	Hedges	amount
Issues	—	—	31,680	—	31,680
Interest-bearing debt	567	—	19,255	2,363	22,185
Other financial liabilities	—	—	188	—	188

Total financial liabilities	567	—	51,123	2,363	54,053

	At December 31, 2008
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
Millions of euros	trading	option	sale	cost	Hedges	amount
Non-current financial assets	1,182	92	2,327	1,371	2,404	7,376

Investments	—	—	1,584	—	—	1,584
Long-term credits	—	88	743	771	—	1,602
Long-term prepayments	—	—	—	92	—	92
Deposits and guarantees	—	—	—	905	—	905
Derivative instruments	1,182	4	—	—	2,404	3,590
Provisions	—	—	—	(397)	—	(397)

Current financial assets	700	273	181	674	388	2,216

Cash and cash equivalents	—	—	—	4,277	—	4,277

Total financial assets	1,882	365	2,508	6,322	2,792	13,869

	At December 31, 2008
	Fair value through profit
	or loss				Total
	Held for	Fair value	Amortized		carrying
Millions of euros	trading	option	cost	Hedges	amount
Issues	—	—	30,079	—	30,079
Interest-bearing debt	1,013	3	19,930	1,980	22,926
Other financial liabilities	—	—	183	—	183

Total financial liabilities	1,013	3	50,192	1,980	53,188

The change in “Available-for-sale assets” mainly relates to the changes in the market values of these investments.

The movements in the Group’s issues in the six-month periods ended June 30, 2009 and 2008 are as follows:

			Repurchases	Exchange-rate
	Balance at		or	effects and	Balance at
Issues (Millions of euros)	12/31/2008	Issues	redemptions	other	06/30/2009
Debt securities issued in a EU Member State requiring the registry of a prospectus	19,632	4,044	(1,624)	(584)	21,468

Debt securities issued in a EU Member State not requiring the registry of a prospectus	174	—	—	5	179

Other debt securities issued outside an EU Member State	10,273	263	(760)	257	10,033

TOTAL	30,079	4,307	(2,384)	(322)	31,680

			Repurchases	Exchange-rate
	Balance at		or	effects and	Balance at
Issues (Millions of euros)	12/31/2007	Issues	redemptions	other	06/30/2008
Debt securities issued in a EU Member State requiring the registry of a prospectus	19,598	1,250	(960)	(552)	19,336

Debt securities issued in a EU Member State not requiring the registry of a prospectus	173	—	—	(10)	163

Other debt securities issued outside an EU Member State	10,286	68	(15)	(526)	9,813

TOTAL	30,057	1,318	(975)	(1,088)	29,312

The description of the conditions of the main issues or redemptions in the first half of 2009 is as follows:

	ISIN	Issue/	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
Name of issuer	code	Cancellation	security	date	amount	currency	balance	rate	market
Telefónica, S.A.	ES0278430931	Cancellation	Bond	04/14/2009	(500)	EUR	—	4.500%	AIAF
Telefónica, S.A.	ES0278430949	Cancellation	Bond	06/30/2009	(300)	EUR	—	6.038%	AIAF
T. Emisiones, S.A.U.	XS0410258833	Issue	Bond	02/03/2009	2,000	EUR	2,038	5.431%	London
T. Emisiones, S.A.U.	XS0419264063	Issue	Bond	04/01/2009	1,000	EUR	1,010	5.496%	London
T. Emisiones, S.A.U.	XS0430789411	Issue	Bond	06/03/2009	500	EUR	522	5.496%	London
T. Emisiones, S.A.U.	XS0430779537	Issue	Bond	06/02/2009	400	EUR	400	Euribor (3m)+ 1.825%	London
T. Emisiones, S.A.U.	US87938WAD56	Cancellation	Bond	06/19/2009	(1,000)	USD	—	Libor (3m)+ 0.30%	NYSE
T. Emisiones, S.A.U.	XS0293449574	Cancellation	Bond	03/30/2009	(350)	EUR	—	Euribor (3m)+ 0.13%	London
Telefónica, S.A.	Misc.	Issue	Promissory note	Misc.	674	EUR	124	1.522%	AIAF
Telefónica, S.A.	Misc.	Issue	Promissory note	Misc.	569	EUR	190	1.702%	AIAF
Telefónica, S.A.	Misc.	Cancellation	Promissory note	Misc.	(1,137)	EUR	—	3.186%	AIAF
Telefónica, S.A.	Misc.	Cancellation	Promissory note	Misc.	(531)	EUR	—	2.478%	AIAF
T. Europe, B.V.	Misc.	Issue	Commercial Paper	Misc.	2,669	EUR	951	1.4179%	N/A
T. Europe, B.V.	Misc.	Cancellation	Commercial Paper	Misc.	(2,563)	EUR	—	2.3155%	N/A
The credit rating of all the issuers is “A-/A-/Baa1”.

Additionally, on February 13, 2009, Telefónica, S.A. executed, with a group of participating banks in the 6,000 million syndicated line of credit dated June 28, 2005 maturing on June 28, 2011, an extension of 4,000 million euros of the 6,000 million euros available at such date, for an additional period of one year for 2,000 million euros and two years for the remaining 2,000 million euros.

Telefónica, S.A. has provided a full and unconditional guarantee on the issues of Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., 100% owned subsidiaries of Telefónica, S.A.

10)	AVERAGE NUMBER OF GROUP EMPLOYEES

The Group’s average headcount in the first half of 2009 and 2008 is as follows:

Average number of employees	At June 30, 2009	At June 30, 2008
Men	127,119	124,211
Women	128,463	125,674

Total	255,582	249,885

The average number of employees at the various companies of the Atento Group performing contact center activities was 130,642 and 125,404 at June 30, 2009 and 2008, respectively.

11)	INCOME TAX

The accompanying interim consolidated income statements do not show material differences in the effective tax rate for the six month periods ended June 30, 2009 and 2008. The difference that would have arisen had the legal tax rates prevailing in each of the countries where the Telefónica Group operates been applied is mainly the result of tax incentives and nondeductible expenses as indicated by the various tax authorities.

12)	OTHER INFORMATION

With regard to ongoing litigation and commitments, the main developments in the first six months of 2009 in the litigation reported in Note 21.a) and the commitments reported in Note 21.b) to the consolidated annual financial statements for the year ended December 31, 2008, in accordance with their status at June 30, 2009 are as follows:

•	Claim before the ICSID

With the last of the extensions granted on April 6, 2009 having expired, the parties jointly informed the Arbitration Court that they are in advanced talks regarding an agreement that would put an end to the arbitration proceedings.

•	Cancellation of the UMTS license granted to Quam GMBH in Germany.

The appeal lodged by Quam GMBH against the ruling by the Cologne Administrative Court rejecting its petition to overturn the order canceling the license and the partial or total repayment of the original amount paid for the license was rejected by the Supreme Administrative Court of North Rhine-Westphalia. Quam GmbH is deciding whether to file a new appeal in a third instance against this ruling.

•	Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.

Regarding the suit filed by T-Mobile before Prague District Court 3 demanding execution of the ruling of December 23, 2003 entailing an amount of approximately 1,859 million Czech crowns in principal and interest (approximately 57.3 million euros) and in order to pre-empt the impact of a potential execution and lift the precautionary embargo on Telefónica O2 Czech Republic’s assets, this company paid the amount.

Nonetheless, the procedure went through the courts and in April 2009, T-Mobile and Telefónica O2 Czech Republic reached an agreement that put an end to the procedure and entailed the reimbursement by T-Mobile of approximately 1,053 million Czech crowns (approximately 40 million euros) to Telefónica O2 Czech Republic.

•	Litigation initiated by the Sao Paolo Governmental Authority

The litigation has been initiated by the Sao Paolo Governmental Authority for the alleged malfunctioning of services provided by Telecomunicaciones de Sao Paulo, S.A. (Telesp), and seeks that compensation be provided to affected customers. Such Governmental Authority has made a general estimate of the claim in the amount of 1,000 million Brazilian Reais, the calculation of which has been based on the revenues of the company for the past five years. The eventual assumption of responsibility by Telesp will be made in the form of payment of the requested compensation to each affected customer. The estimated exposure regarding this litigation is not estimable at this time.

The contingencies arising from the litigation and commitments described above were evaluated in the preparation of the interim financial statements at June 30, 2009, as described in the consolidated financial statements for the year ended December 31, 2008, and the provisions recorded with respect to the commitments taken as a whole are not material.

13)	SUBSEQUENT EVENTS

The following events regarding the Group took place between the closing date of the accompanying interim consolidated financial statements and July 29, 2009:

On July 6, 2009, under the debt issuance programme registered with the Securities and Exchange Commission on May 8, 2009, issuances were made in a nominal amount of 2,250 million dollars, structured in two tranches: (1) a first tranche in a nominal amount of 1,250 million dollars with an annual coupon rate of 4.949% payable semi-annually and maturing on January 15, 2015 and (2) a second tranche in a nominal amount of 1,000 million dollars with an annual coupon rate of 5.877% payable semi-annually and maturing on July 15, 2019.

14)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These interim financial statements are presented on the basis of International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted accounting principles in other countries.

ANNEX I: CHANGES IN THE CONSOLIDATION PERIMETER
From the date of approval of the 2008 consolidated financial statements, the following changes have occurred in the consolidation perimeter:
Telefónica O2 Europe
The companies BT Cellnet Ltd and SPT Telecom Finance, B.V. have been disposed of. Both entities, previously incorporated in the consolidated financial statements of the Telefónica Group under the global integration method, have caused a decrease in the consolidation perimeter.
Telefónica Latin America
Due to the merger between Telefónica Móviles Perú Holding, S.A.A. (TMPH) and Telefónica del Perú, S.A.A. (TdP), the legal formation of TMPH has been dissolved, as the entity has been absorbed by TdP effective December 31, 2008. As such, TdP became a shareholder of Telefónica Móviles, S.A. (TM), with ownership of 14,992,457,864 voting shares of the share capital of TM. Telefónica Group holds 99.9953% of the total shares issued. TMPH, which was incorporated in the consolidated financial statements of the Telefónica Group under the global integration method, has caused a decrease in the consolidation perimeter.
Other entities
In the month of February 2009 the entity Telefónica International Wholesale Services II, S.L was created with an initial capital of 3,006 euros, fully subscribed and paid by Telefónica, S.A. The entity, which has been incorporated in the consolidated financial statements of the Telefónica Group under the global integration method, has caused an increase in the consolidation perimeter.

INTERIM CONSOLIDATED MANAGEMENT REPORT
TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information. Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.
In line with this organisation, Telefónica has included in the Telefónica España and Telefónica Latinoamérica regional businesses units all information pertaining to the wireline, wireless, cable, Internet and TV businesses.
Furthermore, the results for Telefónica Europe include those of Telefónica O2 UK, Telefónica O2 Germany, Telefónica O2 Ireland, Telefónica O2 Czech Republic and Telefónica O2 Slovakia.
The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts which do not have an impact on consolidated results have been excluded from the operating results for each Group region.
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses and therefore the total Group accesses have been revised, including machine to machine accesses, thus reporting ARPU and churn figures accordingly. Furthermore, in order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes), using this indicator to replace the previous MoU metric. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly.
Revenues in the first half of 2009 stood at 27,588 million euros (-2.0% year-on-year) mainly by revenue performance at Telefónica Latinoamérica.
In terms of services, the Company consolidated its positive evolution in broadband connectivity revenues, both wireline and wireless, while the revenue contribution from value added services continued to grow, showing the successful commercial strategy of the Company.
Operating income before depreciation and amortisation (OIBDA) reached 10,939 million euros at the end of June (-1.7% year-on-year).
It is noteworthy the acceleration of operating cash flow (OIBDA-CapEx) year-on-year growth, totalling 8,156 million euros in the first half, an increase of 6.3% versus the first half of 2008.
At the same time, the Company’s focus on capturing growth in expanding markets led to a 7.6% rise in the total number of accesses for the Telefónica Group compared to the first half of 2008, to close to 264 million. This increase was underpinned by the rise in wireless (+9.9%), broadband (+14.1%) and pay TV (+19.4%) accesses. By region, Telefónica Latinoamérica’s contribution to growth in Group accesses continues to rise, with 160.8 million accesses across the region by the end of June (up +8.7% on June 2008).

By type of access, the Telefónica Group’s wireless accesses exceeded 200 million at the end of June, with net adds of slightly more than 5 million customers in the first half of 2009. The main drivers of net adds in the first half were Brazil (1.9 million), Germany (0.7 million), Mexico (0.6 million) and the United Kingdom (0.4 million).
Retail internet broadband accesses stood at 13.1 million, a year-on-year increase of 14.1%, driven by the growing adoption of bundled voice, ADSL and pay-TV service packages. In Spain over 86% of retail broadband accesses are bundled as part of some kind of dual or triple service offers, while in Latin America 51% of broadband accesses are bundled as part of a dual or triple package. In the first half net adds were close to 0.6 million accesses, most of which were in Brazil and the United Kingdom.
Pay TV accesses reached 2.4 million by the end of June, almost 19.4% more than a year ago. It is worth mentioning that the Company now has pay TV operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Reported revenue fell by 2.0% compared to the first half of 2008, mainly as a result of the negative exchange rate effect, which reduced growth by 3.6 percentage points. Changes in the perimeter of consolidation added a further 0.2 percentage points to revenue growth.
In absolute terms, Telefónica Latinoamérica’s contribution to total Group revenue continued to grow, rising to 39.8% (+2.3 percentage points compared to the same period in 2008), while Telefónica España and Telefónica Europe contributed 35% and 24% of total revenue respectively.
The Telefónica Group reported operating expenses in the first half of 17,044 million euros, down 4.5% year-on-year. Excluding the exchange rate effect, operating expenses fell by 0.3% on a year-on-year basis, as the higher expenses from Telefónica Latinoamérica coming mainly from Brazil (higher customer service, systems and network maintenance costs) and Venezuela (higher external services) are offset by lower expenses at T. España (lower supply costs and less commercial costs).
At the end of June, supply costs fell by 7.6% year-on-year to 8,004 million euros. Excluding the exchange rate effect, supply costs declined by 2.8% due to cost reductions at Telefónica España, caused mainly by lower interconnection and lower handset purchases and, to a lesser degree, at Telefónica Latinoamérica, which offset increased costs at Telefónica Europe.
Personnel expenses dropped 3.8% year-on-year to 3,260 million euros (-0.8% in constant euros). The average headcount during the period was 255,582, an increase of 5,697 employees compared to June 2008, mainly due to the expansion of the Atento Group workforce. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group was virtually stable year-on-year at 124,940.
External service expenses (4,780 million euros) fell by 3.3% year-on year. Excluding the exchange rate effect, external service expenses rose by 0.8%, mainly due to increased expenses at Telefónica Latinoamérica mostly from higher commissions, customer service and network and system maintenance costs in Brazil, Venezuela and Argentina, together with increased customer service expenses at Telesp.
In the first half of the year, gains on asset disposals totalled -3 million euros (vs. 237 million euros in January-June 2008). It is worth noting that in the first half of 2008 the Company booked gains from Real Estate disposals by Telefónica España and Telefónica O2 Czech Republic, in addition to the net gain from the sale of Sogecable.

Operating income before depreciation and amortisation (OIBDA) fell 1.7% vs. the first half of 2008. In absolute terms, OIBDA at Telefónica España accounted for 44.2% of total Group OIBDA, compared to 39.0% and 17.2% in Telefónica Latinoamérica and Telefónica Europe, respectively.
Depreciation and amortisation in the first half totalled 4,388 million euros, 3.0% down year-on-year.
Operating income (OI) fell by 0.8% year-on-year to 6,551 million euros in the first half.
Profit from associated companies was 30 million euros for the period January-June 2009 (vs. -4 million euros in the first half of 2008). Profit from the Company’s stake in Portugal Telecom partially offset the losses from the Telefónica Group’s shareholdings in Lycos Europe and Telco S.p.A.. The negative result registered in the first half of 2008 is explained mainly by the losses generated by the participation of the Group in Telco S.p.A., not offset by the profits obtained by the participation in Portugal Telecom.
Net financial results to June 2009 stood at 1,339 million euros, a decrease of 3.5% vs. the same period a year earlier, primarily due to:
•
The drop in the average cost of Group debt, to 5.5% of average total net debt excluding exchange rate effects, prompting a decrease of 202 million euros in financing costs thanks to interest rate cuts in 2009.

•	The 4.8% decrease in average debt, generating savings of 58 million euros.

•
Changes in the current value of commitments derived mainly from the pre-retirement plans and other positions also booked at market value generated a cost increase of 77 million euros up to June 2009, compared with the same period a year earlier.

•	Changes in the FX gain and losses to June 2009 generated 134 million euros in higher costs compared to first half of 2008.
Telefónica Group’s free cash flow generated to June 2009 amounted to 3,563 million euros, of which 488 million euros were used for the purchase of treasury shares and 2,277 million euros for payment of dividends by Telefónica S.A. Group commitments, primarily in respect of pre retirements plans, accounted for 422 million euros of the use of free cash flow. In addition, the Company collected a net 92 million euros from financial investments and disposals carried out in the period. As a consequence, net financial debt decreased by 467 million euros. Financial debt rose by a further 1,789 million euros due to exchange rate fluctuations, changes in the consolidation perimeter and other effects on financial accounts. As a result, the total increase in net financial debt amounted to 1,322 million euros from the figure recorded in 2008 (42,733 million euros), leaving the Telefónica Group’s net financial debt at 44,055 million euros at the end of June 2009. As a result, the leverage ratio (net debt/OIBDA) stood at 2.0 times at June 2009.
During first half of 2009, the financing activity of Telefonica Group, excluding short term Commercial Paper Programmes activity, rose up to 10,500 million euros mainly focused on refinancing 2009 maturities and pre-financing part of 2010 y 2011 debt at Telefonica, S.A. level. To highlight the 5-year bond issue for an amount of 2,000 million euros launched in January, a 7-year bond issue in an aggregate amount of 1,000 million euros launched in March, the re-opening of this last one in June for another 500 million euros and a 6-year private issue of 400 million euros placed in the same month. In addition, in June a US dollar-denominated issue of USD 2,250 million was launched, split into 2 tranches of 5.5 and 10 years maturity, though the settlement date was 6 July. With these transactions, the Group’s cash position amply exceeds 2009 maturities.

Additionally, a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, shifting 2,000 million euros to 2012 and the remaining 2,000 million euros to 2013, adjusting 2011 maturities to levels more in line with cash flow generation figure.
Telefonica S.A. and its holding companies have continued active in these first months of 2009 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance as of June 2009 of 1,265 million euros, maintaining spreads over reference rates.
Regarding Latin America, our subsidiaries have tapped the capital markets up to June 2009 for an amount above 950 million equivalent euros, mainly for refinance 2009 maturities and renewing existing debt. To highlight the local currency issue launched by CTC (Chile), for an equivalent of 160 million euros.
As of June 30th, as a result of recent bond public capital markets transactions, bonds and debentures continue increasing their weight on the consolidated financial debt breakdown to 59%, with debt with financial institutions representing 41%.
At the close of the first half, the income taxes totalled 1,559 million euros, implying a tax rate of 29.7%, which was not affected by any one-off operations.
Profit attributable to minority interests reduced net income by 64 million euros to June, a year-on-year decrease of 34.2%. Shareholdings in Telesp, Telefónica O2 Czech Republic and Telefónica Telecom largely account for minority interest figures. The year-on-year decline is mainly attributable to the minority interests in Telefónica Chile (following a takeover bid for minority shareholders launched in 2008) and Telesp together with the increased losses at Telefónica Telecom.
As a result of the above, consolidated net income for the first half amounted to 3,619 million euros, up 0.7% on the same period of 2008.
Basic earnings per share in the first half stood at 0.79 euros, with year-on-year growth of 3.4% in the first half of 2009.

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - June
	2009	2008	% Chg

Final Clients Accesses	260,105.6	242,208.7	7.4
Fixed telephony accesses (1)	41,952.8	43,432.0	(3.4)
Internet and data accesses	14,878.1	13,924.1	6.9
Narrowband	1,654.0	2,314.6	(28.5)
Broadband (2)	13,059.5	11,448.1	14.1
Other (3)	164.6	161.4	1.9
Mobile accesses	200,853.1	182,824.5	9.9
Pay TV	2,421.6	2,028.0	19.4

Wholesale Accesses	3,808.5	3,066.9	24.2
Unbundled loops	2,002.1	1,578.9	26.8
Shared ULL	546.1	683.6	(20.1)
Full ULL	1,456.1	895.4	62.6
Wholesale ADSL (4)	476.6	578.7	(17.6)
Other (5)	1,272.9	909.3	40.0

Total Accesses	263,914.1	245,275.6	7.6

Note:
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for pre-pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits. (3) Retail circuits other than broadband.

(3)	Retail circuits other than broadband.

(4)	Includes Unbundled Lines by T. Deutschland.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - June
		2009	2008	% Chg

I	Cash flow from operations	9,827	9,249	6.2
II	Net interest payment (1)	(1,278)	(1,735)
III	Payment for income tax	(1,306)	(629)
A=I+II+III	Net cash provided by operating activities	7,243	6,885	5.2
B	Payment for investment in fixed and intangible assets	(4,062)	(3,763)
C=A+B	Net free cash flow after CapEx	3,181	3,122	1.9
D	Net Cash received from sale of Real Estate	233	62
E	Net payment for financial investment	(141)	431
F	Net payment for operations with minority shareholders and treasury stock (2)	(2,806)	(3,065)
G=C+D+E+F	Free cash flow after dividends	467	550	(15.0)
H	Effects of exchange rate changes on net financial debt	1,005	(285)
I	Effects on net financial debt of changes in consolid. and others	785	(476)
J	Net financial debt at beginning of period	42,733	45,284
K=J-G+H+I	Net financial debt at end of period	44,055	43,973	0.2

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - June
	2009	2008	% Chg

OIBDA	10,939	11,123	(1.7)
- CapEx accrued during the period	(2,783)	(3,450)
- Payments related to cancellation of commitments	(422)	(372)
- Net interest payment	(1,278)	(1,735)
- Payment for income tax	(1,306)	(629)
- Results from the sale of fixed assets	3	(237)
-Investment In working capital and other deferred income and expenses	(1,971)	(1,578)
= Net Free Cash Flow after CapEx	3,181	3,122	1.9
+ Net Cash received from sale of Real Estate	233	62
- Net payment for financial investment	(141)	431
- Net payment for operations wirh minority shareholders and treasury stock	(2,806)	(3,065)
= Free Cash Flow after dividends	467	550	(15.0)
Unaudited figures (Euros in millions)

	January - June
	2009	2008	% Chg

Net Free Cash Flow after CapEx	3,181	3,122	1.9
+ Payments related to cancellation of commitments	422	372
- Operations with minority shareholders	(40)	(72)
= Free Cash Flow	3,563	3,422	4.1
Weighted average number of ordinary shares outstanding during	4,560	4,683
= Free Cash Flow per share (euros)	0.78	0.73	6.9

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2009

	Long-term debt (1)	48,094
	Short term debt including current maturities	6,532
	Cash and cash equivalents	(5,498)
	Short and Long-term financial investments (2)	(5,073)
A	Net Financial Debt	44,055
	Guarantees to IPSE 2000	149
B	Commitments related to guarantees	149
	Gross commitments related to workforce reduction (3)	4,671
	Value of associated Long-term assets (4)	(711)
	Taxes receivable (5)	(1,246)
C	Net commitments related to workforce reduction	2,714
A + B + C	Total Debt + Commitments	46,917
	Net Financial Debt / OIBDA (6)	2.0	x
	Total Debt + Commitments/ OIBDA (6)	2.1	x

(1)	Includes “long-term financial debt” and 573 million euros of “other long-term debt”.

(2)	Current financial assets and 3,067 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Balance Sheet. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on June 2009 OIBDA, annualized and excluding results on the sale of fixed assets.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2009
	EUR	LATAM	GBP	CZK	USD

Currency mix	67%	13%	9%	7%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review

Moody’s	Baa1	P-2	Positive	17-Feb-09
JCR	A	—	Stable	17-Dec-08
S&P	A-	A-2	Stable	02-Dec-08
Fitch/IBCA	A-	F-2	Stable	25-Nov-08

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Jun 2009	Jan - Jun 2008	June 2009	December 2008

USA (US Dollar/Euro)	1.331	1.529	1.413	1.392
United Kingdom (Sterling/Euro)	0.894	0.774	0.852	0.952
Argentina (Argentinean Peso/Euro)	4.836	4.797	5.367	4.806
Brazil (Brazilian Real/Euro)	2.915	2.595	2.758	3.252
Czech Republic (Czech Crown/Euro)	27.126	25.207	25.890	26.930
Chile (Chilean Peso/Euro)	780.031	713.267	751.315	885.740
Colombia (Colombian Peso/Euro)	3,076.923	2,808.989	3,030.303	3,125.000
El Salvador (Colon/Euro)	11.650	13.379	12.367	12.177
Guatemala (Quetzal/Euro)	10.690	11.610	11.518	10.830
Mexico (Mexican Peso/Euro)	18.433	16.250	18.660	18.841
Nicaragua (Cordoba/Euro)	26.746	29.251	28.741	27.623
Peru (Peruvian Nuevo Sol/Euro)	4.133	4.360	4.254	4.371
Uruguay (Uruguayan Peso/Euro)	31.442	31.105	33.076	33.888
Venezuela (Bolivar/Euro)	2.863	3.287	3.039	2.992

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/June/09 and 31/December/08.

Information on risks and uncertainties
The most significant risks and uncertainties faced by the Group in the second half of this year which could affect its businesses, its financial position and results are the following:
•
Risk related to the current global economic and financial crisis. The current economic and financial crisis and the prevailing uncertainty surrounding global economic conditions could have an adverse impact on demand from existing and potential customers. In addition, the Group’s business could be affected by other possible ramifications from the economic crisis, such as the insolvency of key suppliers or customers. A loss of customers and decline in sales could have an adverse effect on the financial position, results of operations and cash flow generation of the Group, ultimately jeopardizing its growth targets.

•
Country risk (investments in Latin America). The Telefónica Group’s investments and operations in Latin America (including revenue generated by them, their fair value, dividends and management fees) could be affected by a series of risks related to economic, political and social factors in these countries.

•
Foreign currency and interest rate risk. The Group is exposed to diverse market risks in the ordinary course of its business, including risks associated with exposure to changes in interest or exchange rates, counterparty risk in treasury operations (cash and cash equivalents) as well in certain financing transactions.

•
Dependence on external sources of financing. The development of the services marketed by the Group and the operation, expansion and upgrade of its networks requires significant amounts of financing. If the Group’s ability to generate cash flow were to deteriorate due to the global economic and financial situation, it could have to significantly increase its debt to service its liquidity and capital requirements in order to development and growth of the business. The current state of financial markets, or an even greater worsening, could make it more difficult and more expensive for the Group to refinance its debt or tap new sources of financing.

•
Regulatory risk. New market regulations affecting wholesale services could lead to increased competition in the provision of high speed telecommunications services. In addition, the reform of spectrum usage, including the possibility distribution of frequencies or limitations to the Company’s chances of securing additional spectrum capacity, could hurt the Group’s wireless telephony businesses in some countries. Meanwhile, higher tax burdens on some services provided by the Group could had a negative impact on the profits expected from the services.

•
Risks associated with unforeseen network interruptions. Unforeseen network interruptions due to system failure, accidental or otherwise, or hardware or software issues that affect the quality or interrupt the supply of our services could lead to unsatisfied customers, potential fines or other measures by the regulators, or require costly repair work that could ultimately hurt the Group’s results and damage its reputation.

•
Risk of asset impairment. Each year, or more often as circumstances dictate, the Telefónica Group assesses the fair value of each of its assets and subsidiaries to determine whether their carrying amount can be recovered through projected cash flows; in some instances these cash flow projections include forecast synergies built into their acquisition cost. The current economic environment and the economic outlook over the short and medium term horizon, together with any potential changes of a regulatory, business or political nature, could entail the need to revise the estimates made and to write down goodwill or items of property, plant and equipment or intangible assets for impairment accordingly.

This information should be read in conjunction with the description of the general risks and uncertainties facing the Telefónica Group’s business included in the 2008 Management Report and Note 16 –Derivative Financial Instruments and Risk Management Policies- to the consolidated financial statements for the year ended December 31, 2008.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In line with the management priorities announced at the beginning of the year, in the current economic environment the company remains focused on maximising cash flow generation and strongly defending its highest value customers.
This strategy allowed Telefónica España to keep its high cash flow generation virtually unchanged from the same period in 2008, despite pressure on revenue, reflecting the efforts made to contain operating expenses and capital expenses (-9.7% vs. the first half of 2008).
Operating cash flow (OIBDA-CapEx) totalled 4,099 million euros in the first half of 2009 (-0.6% vs. the same period in 2008).

By the end of June, Telefónica España managed a total of 47.0 million accesses. Highlights include the rise in the number of retail broadband Internet accesses, which grew by 6.5% to more than 5.3 million and growth in the mobile customer base to 23.7 million (+2.1% year-on-year), driven by the growing adoption of flat-rate data plans, which exceeded 1.2 million.
Revenues totalled 9,757 million euros in the first half, a year-on-year fall of 5.6%, reflecting a continuation of the trends seen in the previous months of the year (a slowdown in the market as a whole, high competition and lower consumption of voice services from customers).
It is worth noting that the company has revised its estimates for the adjustment to workforce provision provided for in prior periods. This revision resulted in reduction in expenses of 90 million euros.
Operating income before depreciation and amortisation (OIBDA) stood at 4,838 million euros in the first half, a decrease of 6.5% year-on-year, with a margin of 49.6%.
CapEx totalled 739 million euros in the first half of 2009, a decrease of 29.6% from a year earlier, reflecting the management’s capacity to adapt to changes in demand and prioritise investments in those business areas which continue to show strong growth, such as mobile broadband.
WIRELINE BUSINESS
The wireline telephony access market in Spain continued to reflect the impacts from the current economic climate, resulting in a year-on-year estimated decrease of 0.8% by June end, 2009.
Against this background, and also affected by the ongoing unbundling of loops, in the first half of 2009 the company registered a net loss of 634,847 wireline telephony accesses to reach close to 14.7 million accesses at the end of June 2009 (-6.2% year-on-year), with an estimated market share of around 75%.
The declining trend of pre-selected lines continued through the year, dropping by 190,655 in the first half, to less than 1.3 million lines at the end of June 2009.
The wireline broadband Internet access market growth continued to slow down, affected partly by sharp growth in mobile broadband, reaching an estimated total of 9.5 million accesses, 8.0% higher than in June 2008. Telefónica maintained its leadership with an estimated market share of 56% following net adds of 84,968 accesses in the first half to more than 5.3 million accesses (+6.5% vs. June 2008).

The loss of wholesale indirect broadband accesses gathered pace, with a net loss of 54,974 accesses in the first half. The wholesale indirect ADSL access customer base stood at 368,790 (-20.4% vs. June 2008).
Growth of unbundled loops slowed, with net adds of 252,695 loops in the first half. Total unbundled loops reached over 1.9 million, of which almost 28% are shared access loops, with the remaining 72% fully unbundled loops (including more than 350,000 naked shared access loops). Net adds of fully unbundled loops stood at 308,990 in the first half, of which 29% were naked shared access loops, while shared access loops declined by 56,295 in the first half of 2009.
Telefónica’s estimated share of the pay TV market exceeded 14% at the end of June 2009. In the first half the company registered a net loss of 2,960 Pay TV accesses, with a total of 609,534 Pay TV customers at June end (+5.7% year-on-year).
The total number of Duo and Trio bundles reached close to 4.7 million. This means that more than 86% of the company’s retail broadband accesses were part of a double or triple offer bundle.
Revenues totalled 6,049 million euros through June 2009, a year-on-year decrease of 2.6%. By item:
•
Traditional access revenues slipped 0.2% year-on-year in the first half, which followed the booking of 75 million euros in revenues linked to Universal Service Obligation, and mainly affected by a lower number of accesses.

•
Voice service revenues fell by 10.2% in the first half as a result of lower fixed-to-mobile and international traffic and the growing contribution from traffic under flat-rate plans, stemming from consumers usage optimization.

•	Internet and Broadband revenues fell by 1.4% in the first half:
•	Retail broadband service revenues dropped by 0.5% in the first half, mainly due to slower growth in the total number of accesses and a reduction in effective ARPU (-6.6% in the first half).

•
The performance of wholesale broadband revenues (+0.5% in the first half of 2009), reflects the impact of the 20% reduction in monthly fees for fully unbundled loops since December 2008, which was offset by growth in the number of unbundled loops.

•	Data service revenues continued to grow year-on-year in the first half, rising 5.4%, to 617 million euros in January-June 2009.
•	IT service revenues totalled 234 million euros in the first half, up 13.5% year-on-year.
Operating expenses declined by 3.1% in the first half to 3,195 million euros, broken down as follows:
•	External service expenses fell by 3.1% to 651 million euros.

•	Personnel expenses dropped by 5.2% to 995 million euros.

•	Supply costs decreased 5.5% to 1,370 million euros, thanks to lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.
As a result, operating income before depreciation and amortisation (OIBDA) in the first half of 2009 fell 3.8% year-on-year to 2,928 million euros, with an OIBDA margin of 48.4%.
WIRELESS BUSINESS
The Spanish wireless market hit the 54.5 million-line mark in June 2009, with an estimated penetration rate of 119% (6 percentage points higher than in June 2008).

In the current economic climate, and in a highly mature and competitive market, the company is focussing its commercial activity on maintaining its market leadership in terms of revenue share (with a positive differential between its share of outgoing revenue and share of customers estimated at between 4 and 5 percentage points).
At the end of June 2009 Telefónica España’s wireless customer base topped 23.7 million, up 2.1% year-on-year, underpinned by a 3.0% rise in contract customers, which now make up 62.0% of the total customer base (+0.6 percentage points vs. June 2008). Net adds in the first half totalled 110,739 lines.
In number portability, Telefónica España’s wireless business successfully reversed the trend seen in the last months in the contract segment, however, recording a balance of -55,082 customers in the first half.
Churn stood at 1.9% in the first half, slightly above last year figure (+0.1 percentage points).
In terms of usage, traffic dropped 4.0% year-on-year in the first six months of 2009, to 20,537 million minutes in the first half. The drop reflects customers’ growing optimisation patterns, especially on voice services.
Voice ARPU was also impacted by cuts in mobile termination rates made over the last 12 months (-19.2% following the latest cut in April 2009). As a result, ARPU fell by 12.5% year-on-year, to 22.4 euros in the half year.
Data ARPU climbed 2.9% year-on-year to 5.2 euros in the first half of 2009. Connectivity-related revenue grew 53.6% in the first half, driven by a growing adoption for flat-rate data plans (over 1.2 million flat-rate data plans in June 2009, more than doubling June 2008 figures). Data ARPU accounted for 18.9% of total ARPU in the first half (+2.4 percentage points year-on-year).
The number of 3G handsets held by customers continued to rise in the first half to over 7.5 million, 1.5 times more than in June 2008.
As a consequence, total ARPU in the first half of 2009 stood at 27.6 euros (-10.0% year-on-year) and outgoing ARPU was 23.8 euros (-8.2% vs. the same period a year earlier).
Revenues in the first half totalled 4,361 million euros, 9.5% down on the same period in 2008, prompted by lower wholesale revenue (interconnection, roaming, etc.) and fewer revenue from handset sales. Highlights by revenue item:
•	Service revenues fell 8.2% year-on-year in the first half of 2009 to 3,860 million euros.
•	Customer revenue fell by 5.8% in the first half from a year earlier (3,244 million euros), affected by weaker customer usage patterns.

•	Interconnection revenues, hit by the cut in mobile termination rates, fell 18.7% year-on–year in the first half to 519 million euros.

•	The lower roaming-in revenues reflect the reduction in wholesale roaming prices and shrinking traffic, with year-on-year declines of 21.7% in the first half.
•	Revenues from handset sales in the first half fell by 18.3% year-on-year to 501 million euros, reflecting the different phasing of handset shipments to the channel.
Meanwhile, operating expenses fell by 9.1% in the first half to 2,466 million euros, thanks to the company’s improved efficiency and a range of cost-cutting measures implemented to adjust spending to the current economic environment.
Operating income before depreciation and amortisation (OIBDA) in the first half fell 10.3% year-on-year to 1,925 million euros. The OIBDA margin stood at 44.1% in the first half, vs. the 44.6% from the same period in 2008.

TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	45,019.7	45,160.7	45,213.6	44,885.7	44,676.7	(0.8)
Fixed telephony accesses (1)	15,670.0	15,526.9	15,326.3	15,004.9	14,691.4	(6.2)
Internet and data accesses	5,547.6	5,608.3	5,670.0	5,661.3	5,660.1	2.0
Narrowband	502.3	453.9	388.0	336.4	297.6	(40.8)
Broadband (2)	5,005.0	5,117.0	5,246.4	5,291.8	5,331.4	6.5
Other (3)	40.4	37.4	35.6	33.1	31.1	(22.9)
Mobile accesses	23,225.4	23,436.0	23,604.8	23,614.7	23,715.6	2.1
Pre-Pay	8,964.6	8,978.5	9,037.0	9,061.8	9,021.2	0.6
Contract	14,260.8	14,457.5	14,567.8	14,552.9	14,694.4	3.0
Pay TV	576.6	589.6	612.5	604.8	609.5	5.7

Wholesale Accesses	2,001.3	2,035.0	2,136.1	2,271.5	2,369.1	18.4
WLR (4)	0.0	0.0	9.5	25.9	45.4	n.s.
Unbundled loops	1,532.6	1,585.2	1,698.0	1,835.3	1,950.7	27.3
Shared ULL	683.6	640.2	602.3	584.8	546.1	(20.1)
Full ULL (5)	849.1	945.0	1,095.7	1,250.5	1,404.7	65.4
Wholesale ADSL	463.3	444.8	423.8	405.8	368.8	(20.4)
Other (6)	5.3	5.0	4.7	4.4	4.2	(21.0)

Total Accesses	47,020.9	47,195.7	47,349.7	47,157.2	47,045.7	0.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	9,757	10,331	(5.6)	4,844	5,200	(6.9)
Internal exp capitalized in fixed assets	97	106	(8.3)	53	55	(4.7)
Operating expenses	(5,023)	(5,331)	(5.8)	(2,457)	(2,685)	(8.5)
Other net operating income (expense)	17	18	(6.4)	2	12	(80.8)
Gain (loss) on sale of fixed assets	(7)	53	c.s.	(4)	(5)	(22.1)
Impairment of goodwill and other assets	(3)	(4)	(17.9)	(1)	(3)	(47.9)
Operating income before D&A (OIBDA)	4,838	5,173	(6.5)	2,437	2,576	(5.4)
OIBDA margin	49.6%	50.1%	(0.5 p.p. )	50.3%	49.5%	0.8 p.p.
Depreciation and amortization	(1,067)	(1,139)	(6.3)	(536)	(562)	(4.6)
Operating income (OI)	3,771	4,033	(6.5)	1,900	2,014	(5.6)

Notes:

•	OIBDA and OI before brand fees.

•
In comparable terms revenues would decline by 6.3%, OIBDA would decrease by 6.9% and OpCF would drop 1.0%. Comparable terms exclude: Universal Service Obligation: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA in January-June 2009 and 68 million euros in OIBDA in same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	6,049	6,213	(2.6)	2,987	3,134	(4.7)
OIBDA	2,928	3,045	(3.8)	1,465	1,488	(1.5)
OIBDA margin	48.4%	49.0%	(0.6 p.p. )	49.0%	47.5%	1.6 p.p.
CapEx	522	702	(25.7)	282	403	(30.0)
OpCF (OIBDA-CapEx)	2,406	2,343	2.7	1,183	1,085	9.0

Notes:

•	OIBDA before brand fee.

•
A total of 75 million euros of revenue were booked in the first quarter of 2009 associated with the recognition of the Universal Service Obligation at Telefónica España Wireline Business for the 2006 fiscal year. This had a positive impact of 46 million euros on OIBDA. In the second quarter of 2009 it was made a revision of the estimates for the adjustment to workforce provision provided for in prior periods, resulting in lower expenses of 58 million euros.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Traditional Access (1)	1,391	1,394	(0.2)	650	691	(5.9)
Traditional Voice Services	2,030	2,262	(10.2)	999	1,136	(12.1)
Traffic (2)	1,136	1,335	(14.9)	548	663	(17.4)
Interconnection (3)	459	470	(2.3)	230	235	(2.4)
Handsets sales and others (4)	435	457	(4.8)	221	237	(6.7)
Internet Broadband Services	1,490	1,511	(1.4)	752	770	(2.3)
Narrowband	20	35	(42.8)	10	15	(35.6)
Broadband	1,471	1,476	(0.4)	742	754	(1.6)
Retail (5)	1,307	1,314	(0.5)	658	673	(2.2)
Wholesale (6)	163	162	0.5	84	82	3.3
Data Services	617	585	5.4	317	296	7.1
IT Services	234	206	13.5	120	115	4.8

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
A total of 75 million euros of revenue were booked in the first quarter associated with the recognition of the Universal Service Obligation for the 2006 fiscal year, recorded under the caption of traditional access.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	4,361	4,817	(9.5)	2,189	2,419	(9.5)
OIBDA	1,925	2,147	(10.3)	980	1,099	(10.8)
OIBDA margin	44.1%	44.6%	(0.4 p.p. )	44.8%	45.4%	(0.7 p.p. )
CapEx	218	349	(37.6)	123	185	(33.1)
OpCF (OIBDA-CapEx)	1,707	1,798	(5.1)	857	914	(6.3)

Notes:

•	OIBDA before brand fee.

•
There is a negative impact of 24 million euros on OIBDA due to the recognition of the Universal Service Obligation for the 2006 fiscal year, and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Service Revenues	3,860	4,204	(8.2)	1,940	2,132	(9.0)
Customer Revenues	3,244	3,444	(5.8)	1,636	1,752	(6.6)
Interconnection	519	639	(18.7)	252	315	(20.1)
Roaming - In	69	89	(21.7)	40	46	(11.9)
Other	28	33	(14.8)	12	19	(36.1)
Handset revenues	501	613	(18.3)	250	287	(13.0)

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y

Traffic (Million minutes)	10,991	11,441	10,727	10,038	10,499	(4.5)

ARPU (EUR)	30.8	30.9	29.5	27.6	27.6	(10.4)
Pre-pay	14.5	15.4	13.8	12.5	12.6	(13.2)
Contract	41.1	40.6	39.3	36.9	36.8	(10.4)

Data ARPU (EUR)	5.0	5.3	5.5	5.3	5.1	2.4
%non-P2P SMS over data revenues	53.6%	54.8%	55.5%	59.4%	60.6%	7.0 p.p.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - June
	2009	2008	% Chg

Traffic (Million minutes)	20,537	21,399	(4.0)

ARPU (EUR)	27.6	30.6	(10.0)
Pre-pay	12.5	14.5	(13.6)
Contract	36.9	41.1	(10.3)

Data ARPU (EUR)	5.2	5.1	2.9
%non-P2P SMS over data revenues	60.0%	53.1%	6.9 p.p.

•	ARPU calculated as monthly first half average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the first half of 2009, amid a lower commercial activity in the region’s telecommunications market, Telefónica Latinoamérica continued to focus on profitable growth in wireless telephony and on transforming its wireline business, while at the same time striving to improve operating efficiency. This strategy has once again allowed the company to deliver an outstanding set of financial and operating results.
Telefónica Latinoamérica continued to post solid revenue growth (+4.2% year-on-year) to 10,968 million euros in the first half of 2009, with operating income before depreciation and amortisation (OIBDA) and operating cash flow (OIBDA–CapEx), growing ahead of revenues, rising by 11.5% and 30.7% respectively (to 4,271 million euros and 3,049 million euros).
At the end of June 2009, Telefónica Latinoamérica managed 160.8 million accesses in the region, up 8.7% year-on-year. Underpinning this advance was the sustained growth of its wireless, broadband and pay TV businesses.
In wireless telephony, estimated penetration stood at 85%, close to 10 percentage points higher than in June 2008. Telefónica Latinoamérica had 126.0 million accesses, up 11.1% year-on-year, with net adds of more than 2.6 million accesses in the half year, driven by solid growth in Brazil, Mexico, Argentina, Chile, Venezuela and Peru.
The wireline customer base totalled 34.8 million accesses, up 1.0% year-on-year. Underpinning this advance was the increased weighting of growth businesses (broadband, pay TV and data), driven by service bundling and an improved product offering. 51% of broadband accesses form part of a Duo and Trio offering (+10 percentage points vs. June 2008). Including local and controlled usage bundles, close to 61% of wireline accesses form part of a bundle (up 4 percentage points from June 2008). By service:
•
Broadband accesses topped 6.3 million and growth remains strong (+15.0% year-on-year), driven by the solid advances in Brazil (+18.8% year-on-year), Argentina (+16.6% year-on-year) and Peru (+18.9%). Nets adds totalled 285,261 accesses in the half-year.

•	In the pay TV business, Telefónica Latinoamérica now has almost 1.7 million customers (+24.1% year-on-year) after recording 138,903 net adds in the first half of 2009.
•	Wireline accesses fell slightly by 1.4% from June 2008 to 25.4 million at the end of June 2009, largely as a result of wireline-wireless substitution.
The company’s positive operating performance led to a significant improvement in its financial results. Reported figures were negatively affected by the fluctuation in exchange rates in the half year, though nearly all currencies made up ground against the euro in the second quarter.
Reported revenues increased 4.2% compared to the first half of 2008 in current euros (exchange rate fluctuations dragged 4.0 percentage points from revenue growth). By country, Brazil remained the main engine for the company, accounting for 35.7% of Telefónica Latinoamérica’s first half revenues in current euros, followed by Venezuela (15.9%) and Argentina (12.1%).
Operating expenses totalled 6,777 million euros in the first half, down 0.9% year-on-year in reported terms.
Operating income before depreciation and amortisation (OIBDA) increased by 11.5% in current euros in the half year. Exchange rate fluctuations detracted 3.1 percentage points from OIBDA growth. It is noteworthy that OIBDA growth outpaced revenue growth thanks to the benefits of increased scale and cost reduction initiatives.

By market, Brazil contributed 34.8% of Telefónica Latinoamérica’s OIBDA, followed by Venezuela and Argentina (20.9% and 11.6% respectively).
BRAZIL
The Brazilian telecommunications market remained buoyant in the first half of 2009, with wireless telephony especially strong.
At the end of June 2009, Telefónica managed 62.5 million accesses in Brazil, up 11.3% year-on-year, underpinned by the positive performance in both wireless and broadband accesses. Net adds in the first half 2009 totalled 1.7 million accesses.
Revenues totalled 3,920 million euros in the first half of 2009, a year-on-year increase of 4.7% in local currency. Telesp continues to post positive growth in a highly competitive environment with a steadily expanding wireless market, while VIVO has further bolstered its position as market leader.
Operating income before depreciation and amortisation (OIBDA) in the first half of the year, rose 3.9% year-on-year in local currency to 1,487 million euros, leaving an OIBDA margin of 37.9%, virtually unchanged from June 2008.
CapEx in the first six months totalled 502 million euros, down 20.0% in local currency. It should be noted that 2008 CapEx includes the acquisition of 3G licences by VIVO.
As a result, operating cash flow (OIBDA–CapEx) stood at 986 million euros in the first half of 2009, up 22.6% in local currency from the same period in 2008.
VIVO
The Brazilian wireless telephony market had 160 million users at the end of June 2009. As a result, penetration stands at 83%, 14 percentage points higher than in June 2008.
VIVO had over 46.8 million accesses at the end of June, up 15.8% year-on-year. Net adds for the first six months of the year stood at 1.9 million customers. GSM and 3G customers now account for 77% of VIVO’s total customer base.
VIVO remains focused in maintaining its leadership in terms of revenue share, with contract customers growing ahead of the total base. In a highly competitive environment VIVO obtained 9.0 million in the first half, up 2.9% year-on-year.
Churn stood at 2.6% in the first half of 2009, unchanged from June.
Traffic in the first half of 2009 stood at 21,263 million minutes, up 14.3% year-on-year.
ARPU in the first half of 2009 fell 8.8% year-on-year in local currency.
The data business continues to fare well. This positive performance was underpinned by the increased contribution of non-SMS data revenue, the result of the company’s commitment to widening the availability of mobile broadband and increased use of content services.
Revenues totalled 1,389 million euros in the first half of 2009, a year-on-year increase of 13.2% in local currency. Service revenues grew 14.9% in local currency in the half year.

Operating income before depreciation and amortisation (OIBDA) totalled 418 million euros in the first half, up 31.7% in local currency. With OIBDA growth outpacing the increase in revenue, the OIBDA margin stood at 30.1% in the first half.
CapEx in the half year stood at 192 million euros. The year-on-year comparison is affected by the purchase of 3G licences in 2008.
Operating cash flow (OIBDA-CapEx) stood at 226 million euros in the first half, vs. negative figures in the same period in 2008.
TELESP
Telesp managed 15.6 million accesses at the end of June 2009, virtually unchanged from June 2008. Growth in broadband and TV accesses offset the fall in traditional telephony accesses (-3.6% year-on-year).
The company’s performance in the first half of the year was affected by operating problems related with the quality of service and the company’s networks, which caused Anatel decision to stop the sale of broadband accesses from 22 June. It is worth highlighting that the company has already presented to Anatel and has implemented an action plan aimed to stabilize the operating situation of the network and continues working in a plan to increase the capacity of its broadband network.
Telesp continued to add broadband and TV accesses in the first half of 2009, focusing on service bundling as a value driver. The company managed 2.7 million broadband accesses at the end of June 2009, a year-on-year increase of 18.8%. It is noteworthy that 58% if fixed telephony accesses and 29% of ADSL accesses are bundled. Pay TV accesses grew 48.3% compared with June 2008 to over 514,300 with net adds of 42,123 accesses in the half year.
Telesp’s revenues totalled 2,730 million euros in the first half of the year, a year-on-year increase of 1.4% in local currency. The ongoing transformation of the company led to significant growth at its new businesses, offsetting the drop in revenues from traditional wireline telephony. Revenues from new businesses accounted for 14.6% of the total in the first half, 2.2 percentage points more than twelve months ago. Broadband, pay TV and content revenue growth in the first half stood at 19.4% in local currency in a highly competitive environment. Meanwhile, data and IT revenues were still robust, advancing by 28.9% in local currency in the half year. Traditional telephony revenues, which declined 3.8% in local currency through to June, reflect the lower number of accesses (-3.6% year-on-year).
Operating expenses grew 3.9% year-on-year in the first half of the year in local currency. New businesses and wireless-related traffic (SMP), together with the improved customer relationship model, were the main reasons behind growth in operating expenses. Bad debt provisions stood at 3.3% at the end of June, virtually unchanged from June 2008 (3.4%).
Consequently, operating income before depreciation and amortisation (OIBDA) totalled 1,070 million euros in the first half, down 2.4% year-on-year in local currency. The OIBDA margin stood at 39.2% in the first half of 2009, down 1.6 percentage points.
CapEx in the first half totalled 310 million euros (up 1.1% year-on-year in local currency) mainly devoted to broadband and TV. Operating cash flow (OIBDA-CapEx) totalled 760 million euros (down 3.8% year-on-year in local currency).

ARGENTINA
Argentina’s telecommunications market continues to show strong growth potential, with both wireless and broadband maintaining high year-on-year growth rates in a context where penetration levels are already high.
Telefónica remains a benchmark for innovation and market leadership, with 21.0 million accesses at the end of June 2009 (+4.9% year-on-year). The company continues to focus on increasing customer value, both in the wireless business by promoting initiatives to boost consumption and offering new products such as wireless broadband, as well as in the wireline business by implementing a bundling strategy.
Against this backdrop Telefónica achieved a strong set of financial results. Revenues totalled 1,332 million euros in the first half of 2009, a year-on-year increase of 17.5% in local currency.
Operating income before depreciation and amortisation (OIBDA) rose 29.1% year-on-year in the first half of 2009 in local currency to 495 million euros. As a result, the OIBDA margin stood at 36.1% at the end of June 2009 (up 3.4 percentage points year-on-year). This efficiency improvement was based on effective cost management, outstripping revenue growth.
CapEx to June 2009 totalled 123 million euros, leaving operating cash flow (OIBDA-CapEx) of 372 million euros, up 43.5% in local currency from June 2008.
T. MÓVILES ARGENTINA
The penetration rate in Argentina’s wireless telephony market was 114% at the end of June 2009 (+11 percentage points year-on-year).
Telefónica now manages 15.1 million wireless accesses, up 7.1% year-on-year. Net adds in the first half stood at 286,789 accesses. The company continues to focus its commercial strategy on maximising customer value.
Traffic reached 7,228 million minutes in the first half of the year (+23.7% from the same period in 2008), thanks to the success of policies aimed at boosting on-net traffic (+52.0% year-on-year in the first half).
In addition to the growth in voice services, the data business also plays a key role in boosting ARPU. Data revenues now account for 27.6% of service revenues and grew above 33.0% year-on-year in local currency both in the first half of 2009. Particularly noteworthy was the strong performance of connectivity services, driven by the sharp rise in mobile broadband customers.
As a result, ARPU in the first half of 2009 grew 12.3% year-on-year in local currency.
Revenues totalled 831 million euros in the first half of the year, a year-on-year increase of 17.8% in local currency. This performance was negatively affected by handset revenues. Especially noteworthy was the year-on-year increase in outgoing revenues, which stood at 29.0% in local currency in the first half.
This performance, along with efficiency gains and the larger scale of the business, boosted operating income before depreciation and amortisation (OIBDA), which totalled 294 million euros up to June 2009, a 49.9% jump year-on-year in local currency. Ongoing efficiency improvements are reflected in the OIBDA margin, which stood at 35.4% in the year to June, up 7.6 percentage points.

Despite the higher CapEx vs. the first half of 2008 (+68.0% in local currency), operating cash flow (OIBDA-CapEx) rose 45.8% in local currency to 234 million euros in the half year.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 5.9 million accesses at the end of June 2009, virtually unchanged vs. recent quarters, thanks to the growth in broadband (+16.6% year-on-year), which offset the lower number of traditional accesses (-1.5% year-on-year). Broadband accesses were over 1.1 million, after net adds of 45,243 were reported in the half year.
The broadband business, service bundling and service quality all play key roles in ensuring customer loyalty and increasing customer value. Over 61% of broadband accesses enjoy a “Duo” service. Telefónica has also reached an agreement with Direct TV for the joint marketing of telephony, internet and TV with a differentiated offering in the market.
Revenues totalled 543 million euros in the first half of 2009, a year-on-year increase of 15.8% in local currency. This sharp rise was underpinned by the strong performance of its new businesses, which underline the progress made in the company’s transformation process. Internet, TV and Content revenues advanced 41.7% year-on-year in local currency in the first half and accounted for 20.1% of total revenues to June 2009 (+3.7 percentage points vs. the first six months of 2008). Moreover, the traditional business reported 8.1% year-on-year growth in local currency in the first half thanks to the focus on bundling.
Operating expenses are largely shaped by prices evolution and rose 18.1% in local currency to June. Bad debt provisions totalled 1.7% of revenues, 0.5 percentage points higher than in the first half of 2008.
As a result, Telefónica de Argentina reported operating income before depreciation and amortisation (OIBDA) of 201 million euros in the first half of 2009, up 7.3% in local currency, leaving an OIBDA margin of 32.9% (-1.7 percentage points compared with the first half of 2008).
OIBDA growth together with lower CapEx, which fell 29.1% in local currency to June, resulted in a 39.9% increase in local currency in operating cash flow (OIBDA-CapEx) to 138 million euros in the half year.
CHILE
In Chile, the company is focused on improving efficiency ratios and the development of a long-term strategy to boost customer value. Therefore, its commercial policy is being adjusted to reflect the reality of a market with high penetration levels for both wireless telephony and broadband.
At the end of June 2009 Telefónica managed 10.2 million accesses in Chile, up 5.1% year-on-year. This growth was driven by the larger wireless and broadband customer bases, which now total 7.1 million and 740,305 accesses respectively.
First-half financial results were significantly affected by the regulatory measures contained in the tariff decrees, which affect both the wireline and wireless businesses. On 23 January the new tariff decree entailing a 44.6% cut in mobile termination rates came into effect while on 7 May the wireline accesses/operators charges decree was also enacted. This entails an additional reduction in wireline termination rates.

In a context of lower market growth and given the impact of the abovementioned regulatory measures, revenues in the first half 2009 totalled 900 million euros, down 0.5% year-on-year in local currency.
Improving efficiency remains the priority in Chile, which is again reflected in the OIBDA margin expansion. OIBDA margin stood at 38.7% in the first half 2009, 1.5 percentage points higher than in June 2008. Operating income before depreciation and amortisation (OIBDA) reached 349 million euros in the first half, up 3.5% year-on-year in local currency.
Operating cash flow (OIBDA-CapEx) topped 206 million euros in the first half, up 25.0% year-on-year in local currency, with CapEx down 17.2% in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 99% at the end of the first half, 5 percentage points higher than in June 2008.
At the end of June, Telefónica had a wireless customer base of 7.1 million accesses, up 7.5% year-on-year. 906,849 gross adds were recorded in the half year (-15.9% year-on-year), with net adds of 229,379 accesses. It is worth noting that 98% of the customer base use GSM technology, up 4 percentage points from June 2008.
The performance of the customer base, against a backdrop of a slowdown in gross adds, reflects the focus on fostering loyalty, with churn standing at 1.6% in the first half of 2009, a reduction of 0.3 percentage points year-on-year.
Traffic stood at 5,090 million minutes in the first half of 2009 (+8.9% year-on-year). Outgoing traffic was the growth driver, rising 11.6% year-on-year in the half year thanks to the growth of on-net traffic.
As a result, ARPU fell 9.2% year-on-year in local currency in the first half, affected by larger impact from the tariff decree. Incoming revenue fell 24.5% year-on-year in the first half in local currency.
The policies implemented to actively promote mobile broadband and 3G services are becoming key to the success of the data business. As a result, the data business continues to perform well, as reflected in the 29.2% year-on-year growth in data revenue in local currency. Data revenues accounted for 11.3% of service revenues in the first half of 2009 (+2.6 percentage points year-on-year).
Revenues totalled 491 million euros in the first six months of 2009, a year-on-year increase of 1.0% in local currency. Outgoing service revenues, which are not affected by the tariff decree and reflect the company’s operating performance, grew 7.3% year-on-year in the first half.
Thanks to the focus on improving efficiency operating income before depreciation and amortisation (OIBDA) stood at 196 million euros in the first half, up 9.5% year-on-year in local currency. This left the first half OIBDA margin at 40.0%, 3.1 percentage points higher than in June 2008.
Operating cash flow (OIBDA-CapEx) grew 37.9% year-on-year in local currency to 112 million euros in the half year, reflecting the strong OIBDA performance and lower CapEx of 84 million euros (-14.0% in local currency).

TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of June 2009, virtually unchanged from June 2008. The broadband business reached net adds of 23,743 accesses in the first half of the year. The customer base grew 8.9% year-on-year to June, reaching 740,305. The number of pay TV accesses stood at 267,648, up 11.1% year-on-year. The growth of the new businesses offsets the lower number of wireline accesses, which fell 3.7% from June 2008.
The company maintains its leadership in the market within a clear strategic focus on bundled services. More than 94.2% of broadband accesses form part of a “Dúo” or “Trío” service and 64% of wireline accesses include a bundled service.
Telefónica Chile’s revenues were affected both by the mobile termination rates decree applied in January and the wireline accesses/operators charges decree approved in May. First half revenues totalled 445 million euros, down 3.0% year-on-year in local currency. This fall reflects the abovementioned impacts, the smaller wireline customer base and the decline in traffic.
The success of the company’s strategy to improve the value of its customer base is reflected in the strong performance of its new businesses. Internet, TV and Content revenues advanced 13.7% year-on-year in local currency, accounting for 25.4% of total revenues (+3.7 percentage points from June 2008). As a result, the company is cementing its transformation process, thereby minimising the impact of the decline in traditional wireline revenues, which were down by 11.3% year-on-year in local currency in the first six months.
The focus on efficiency remains a key aspect of management strategy. Thanks to this drive, the company kept a tight rein on operating expenses, which fell 4.3% year-on-year in local currency in the first half due to lower supply and external service costs. Bad debt provisions stood at 4.8% of revenues at the end of June.
Operating income before depreciation and amortisation (OIBDA) fell 3.5% year-on-year in local currency in the first six months to 152 million euros, smaller than the decline in revenues. The OIBDA margin stood at 34.3% at the end of June 2009, virtually unchanged from June 2008 (-0.2 percentage points).
CapEx in the half year totalled 58 million euros, down 21.3% in local currency from June 2008. Operating cash flow (OIBDA-CapEx) advanced 12.3% year-on-year in local currency to 94 million euros.
PERU
Telefónica managed 15.4 million accesses in Peru at the end of June 2009, an increase of 13.8% from June 2008, driven by the sustained increase in wireless (+16.5% year-on-year) and broadband (+18.9% year-on-year) accesses. Also noteworthy was the positive performance in wireline accesses that with 82,268 net adds in the first half, rose 6.1% year-on-year. Pay TV accesses stood at 703,239, up 7.7% year-on-year.
Revenues maintained a positive evolution reaching 860 million euros at the end of June 2009 (+7.7% in local currency). This improvement was underpinned by the expansion of wireless telephony and the steady growth of the Broadband, Data and IT businesses.
The company continued to strive to improve efficiency. As a result operating income before depreciation and amortisation (OIBDA) advanced up to June 2009 to 340 million euro (+16.4% in local currency). As result, the OIBDA margin stood at 39.5% at the end of June (+3.0 percentage points year-on-year).

Operating cash flow (OIBDA-CapEx) totalled 271 million euros in the half-year (+22.1% in local currency) on the back of higher OIBDA and contained CapEx (69 million euros in the first half, -1.6% year-on-year in local currency).
T. MÓVILES PERÚ
At the end of June estimated penetration of the Peruvian wireless market stood at 62%, up 8 percentage points from June 2008.
Against a backdrop of a slowdown in market growth, the company scaled back mass traffic promotions for new adds, focusing its strategy on attracting higher value customers. At the end of June Telefónica had 10.9 million wireless accesses in Peru, year-on-year growth of 16.5%.
Churn containment, which stood at 3.3% at the end of June (virtually unchanged vs. January-June 2008), boosted net adds which totalled 250,471 in the first half, with contract customers up by 24.5% from June 2008.
A total of 93% of customers used GSM technology at the end of the first six months (+8 percentage points year-on-year).
Traffic stood at 5,601 million minutes through to June, with a significant year-on-year growth of 18.1% underpinned by the “Single Rate” for all destinations launched in April 2008.
First half ARPU fell 14.2% year-on-year in local currency, due to the sharp growth in the customer base over the last twelve months and commercial campaigns focused on increasing customer value.
Revenues totalled 419 million euros through to June, a year-on-year increase of 16.4% in local currency. This growth was driven by higher handset sale revenues, a result of the smaller weighting of “SIM only” customers, and the change arising from the introduction of the “Single Rate”. Service revenues advanced 6.5% year-on-year in local currency, on the back of the steady growth of incoming revenues (+16.4% year-on-year in local currency) and the increased weighting of data revenues. These now account for 10.8% of service revenues.
Operating income before depreciation and amortisation (OIBDA) jumped 38.6% in the first half in local currency to 154 million euros. As a result, the OIBDA margin stood at 36.8% (+5.9 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) to June advanced 67.6% to 130 million euros thanks to the sharp growth in OIBDA and the fall in CapEx in the first half (-28.8% in local currency to 24 million euros).
TELEFÓNICA DEL PERÚ
Telefónica del Perú continued to post a good commercial performance across all its services and managed 4.6 million accesses at the end of June (up 7.9% year-on-year).
Especially noteworthy was the performance of the broadband business, which added 46,553 new accesses in the half year, bringing its total customer base to 744,971 (+18.9% year-on-year). TV accesses advanced by 7.7% year-on-year to 703,239 and fixed wireless accesses by 74.8%.
Telefónica continues to focus on bundling and service segmentation to drive the growth of the broadband business and increase the value of its customer base. A total of 59% of broadband customers now have a Duo or Trio service.
Revenues totalled 508 million euros to June (+2.2% in local currency).

In the first half of 2009 new businesses continued to fare well. Accordingly, internet, TV and content revenues accounted for 31.3% of total revenues.
Meanwhile, operating expenses advanced in the first half. This rise was due to higher personnel and interconnection expenses as a result of the increase in fixed to mobile and long-distance traffic. Bad debt provisions represented 2.4% of revenues at the end of June.
Operating income before depreciation and amortisation (OIBDA) rose +4.8% in local currency to 189 million euros in the first half. Consequently, the OIBDA margin stood at 37.1% in June.
CapEx in the first half totalled 45 million euros (+23.4% year-on-year in local currency), mainly invested in the development of new businesses. As a result, operating cash flow (OIBDA-CapEx) reached 144 million euros (flat in local currency).
COLOMBIA
At the end of June Telefónica managed 11.8 million accesses in Colombia, down 2.7% year-on-year, driven by the shrinking of the wireless telephony market following changes in operators’ commercial strategies.
At the end of June, the company had over 9.0 million wireless accesses, 2.2 million fixed telephony accesses, 427,819 broadband and 143,828 pay TV accesses.
Revenues totalled 631 million euros in the first six months of 2009, down 9.0% year-on-year in local currency, as a result of lower wireless and wireline revenues.
Operating income before depreciation and amortisation (OIBDA) stood at 171 million euros in the first half of 2009, down 21.5% year-on-year in local currency. Consequently, the OIBDA margin stood at 27.1% in the half year (-4.3 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) totalled 82 million euros in the first six months of 2009, with CapEx down 34.1% year-on-year in local currency at 88 million euros.
T. MÓVILES COLOMBIA
The Colombian wireless telephony market is undergoing an adjustment process that is considered to be affecting all market players. At the end of June penetration stood at an estimated 91%, up 10 percentage points year-on-year.
The company managed over 9.0 million wireless accesses (-3.5% year-on-year), after reporting a net loss of 935,117 in the half year. The decline was mainly due to the sharp drop in gross adds compared with the first half of 2008 (-42.4%). This performance was shaped by the change in the marketing of “SIM only” cards since April (which no longer include traffic promotions), a more restrictive policy for gross adds activation and lower handset subsidies aimed at improving gross add quality. Churn in the half-year stood at 4.4% (+1.0 percentage points year-on-year).
Additionally, GSM penetration continues to increase and this technology accounted for 95% of the total customer base at the end of June (+7 percentage points year-on-year).
Traffic stood at 6,473 million minutes in the first half of 2009, similar to the figures recorded in the same period a year earlier.
ARPU fell 16.7% in local currency from the first six months of 2008.

First half revenues totalled 334 million euros, down 13.5% year-on-year in local currency, hit by the fall in handset sales revenues (-55.8% year-on-year in the first six months in local currency) following the change in the company’s commercial policy (which resulted in a reduction in handset subsidies). Service revenues in the half year fell 9.0% in local currency, reflecting customer and ARPU performance.
By contrast, data revenues remained buoyant, rising 33.2% year-on-year in local currency in the first half. As a result, the data business accounted for 7.8% of first half service revenues (+2.5 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) stood at 60 million euros in the first half, down 28.7% year-on-year in local currency, sharply hit by the increase in bad debt provision related with the distribution channel. The OIBDA margin at the end of June stood at 18.0% (-3.8 percentage points year-on-year).
CapEx in the first half fell 51.5% year-on-year in local currency, leaving operating cash flow (OIBDA-CapEx) at 31 million euros, a year-on-year jump of 28.9% in local currency.
TELEFÓNICA TELECOM
Telefónica Telecom managed 2.8 million accesses at the end of June 2009, in line with the customer base in June 2008. The company had 427,819 broadband accesses (+45.5% year-on-year), with net adds of 33,948 accesses in the half year and 143,828 TV accesses (+27.7% from June 2008). The year-on-year rise in broadband and pay TV accesses offset the fall in traditional accesses (-7.1% year-on-year), which were sharply affected by the wireline-wireless substitution.
Driven by the service bundling strategy, 72% of wireline accesses and 81% of broadband accesses at the end of June were part of a bundled package.
Revenues totalled 311 million euros in the first half of 2009, a year-on-year fall of 3.4% in local currency. The fall in traditional telephony revenues (-12.8% in local currency in the half year) was partially mitigated by the success of new businesses. Internet, TV and content revenues rose 20.6% year-on-year in local currency to June and now account for 18.9% of total revenues (+3.8 percentage points year-on-year). Meanwhile, data, IT and capacity rental revenues grew 17.9% in the first half in local currency.
Operating expenses advanced 6.0% year-on-year in local currency in the half year, mainly as a result of higher supply costs and the increase in the bad debt provision, that reached 5.1% of revenues in the half year (+2.6 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) totalled 111 million euros, down 16.9% year-on-year in local currency in the first six months. The OIBDA margin stood at 35.6% in the first half, a 5.8 percentage point decrease from June 2008.
CapEx in the first half of 2009 stood at 59 million euros (-19.9% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) falling 13.1% year-on-year in local currency to 51 million euros.
MEXICO
Growth in the Mexican wireless market remained strong with an estimated penetration level of 73% at the end of June (+5 percentage points from June 2008).

Against this backdrop, Telefónica continues to focus on leveraging on growth in its customer base and improving operating profitability. Particularly noteworthy was the launch of the “Movistar Porqué no” (“Why not Movistar”) campaign to strengthen the brand’s values with focus on the contract segment and on boosting the use of value added services.
The main commercial initiatives launched, included the Mothers’ Day campaign, the relaunch of traffic and handset promotions aimed at the prepay segment and the ongoing development of segmented promotions based on customer top-up profile (this complements the Movistar 1,2,3 plan).
Thanks to these initiatives, gross adds reached 2.9 million in the year to date. Churn in the first half was pretty stable at 2.4%. Net wireless adds to the end of June stood at 611,959 customers.
Against this backdrop, Telefónica’s wireless customer base topped 15.9 million at the end of June 2009, up 13.0% from June 2008. The total customer base stood at 16.1 million (+13.9% year-on-year).
Traffic in the first half stood at 11,098 million minutes, down 3.4% on the same period in 2008. This was mainly due to the fall in outgoing traffic, affected by the decline in economic activity in the country.
First half ARPU fell 5.6% in local currency.
The larger customer base and higher data revenues (20.2% of service revenues; +25.4% in local currency from June 2008) underpinned the sharp 17.9% increase in service revenues in local currency, easily outstripping total revenue growth. Especially noteworthy was the growth in outgoing revenues (+12.7% in the half-year).
Revenues advanced 8.7% in local currency from the first half of 2008 to 751 million euros.
The lower commercial activity compared with the first half of 2008, the focus on improving efficiency and the larger scale of the business drove a 53.0% year-on-year jump in local currency in operating income before depreciation and amortisation (OIBDA) to 236 million euros. As a result, the OIBDA margin increased by 9.1 percentage points year-on-year to 31.5% in the first half.
The company continues to deliver significant increases in operating cash flow (OIBDA-CapEx), which stood at 150 million euros in the first half. This is over four times the amount in local currency reported in the same period of 2008.
VENEZUELA
In the first half of 2009, the Venezuelan wireless market maintained one of the highest penetration rates in the region, standing at an estimated rate 99% at the end of June, up 6 percentage points from June 2008.
Telefónica’s operations in Venezuela continued to perform exceptionally well both in the first half, underpinned by solid commercial and financial results.
The company’s commercial focus remained on capturing market growth, leveraging periods such as the Mother’s Day campaign and continuing to capitalise on its value proposition as an integrated operator (voice + broadband + TV). At the same time, it continues to improve commercial efficiency with more stringent credit scoring processes, segmented promotions for contract customers and lower handset subsidies.
As a result, the company achieved net adds of 168,833 wireless accesses in the first half, with churn significantly lower at 2.4% in the first semester (-0.4 percentage points year-on-year).

Telefónica Móviles Venezuela reached 12.1 million total accesses at the end of June (+9.1% vs. June 2008), driven by a 9.3% year-on-year increase in wireless customers to over 10.7 million and by growth in fixed wireless accesses (+3.8% year-on-year).
GSM customers now account for 59% of the total customer base, an increase of 11 percentage points compared to June 2008.
Traffic in the first half of 2009 stood at 7,458 million minutes (+3.2% year-on-year), underpinned by the strong performance of both incoming and outgoing traffic.
Data services continued to show a solid performance with data revenues increasing 66.8% year-on-year in the first six months of 2009 in local currency accounting for 26.0% of service revenues in the first half.
As a result, ARPU continued to post a strong growth (+19.3% in local currency in the first half).
Revenues recorded a solid increase of 28.4% year-on-year in local currency in the first half to 1,748 million euros, driven by the sharp rise in service revenues (+29.7% in local currency in the first half), which continues to comfortably outstrip customer growth. Particularly noteworthy was the strong performance of outgoing revenues, which increased 37.4% year-on-year in local currency in the first six months of 2009.
Operating income before depreciation and amortisation (OIBDA) stood at 891 million euros in the first half, up 45.7% on the same period in 2008 in local currency, driven by significant commercial savings on subsidies and commissions and lower interconnection costs. As a result, the OIBDA margin reached 51.0%, a rise of 6.1 percentage points on the first half of 2008.
Operating cash flow (OIBDA-CapEx) increased by 38.8% in local currency from the first half of 2008 to 753 million euros, despite a doubling of investment vs. the first six months of 2008 due to the rollout of the GSM and 3G network and satellite pay TV service.
CENTRAL AMERICA
The estimated wireless penetration rate in the Central American markets where Telefónica operates reached 86% at the end of June (+10 percentage points year-on-year), with the sector growth rate recording a slowdown in the period.
At the end of June 2009, Telefónica managed 6.1 million accesses in these markets (+1.5% year-on-year). In the first half of 2009, Telefónica posted net losses of 90,340 accesses.
In an environment of slower growth, the company is focusing its management efforts on cash flow generation, developing more selective commercial policies and actively managing efficiency, with operating expenses posting a better performance. Thus, despite the lower revenues in the first half of the year (-5.5% year on year in constant currency to 288 million euros), operating income before depreciation and amortisation (OIBDA) rose 12.5% year-on-year in constant currency to 120 million euros. The OIBDA margin stood at 41.6% in the first half, an improvement of 6.6 percentage points year-on-year.
Operating cash flow (OIBDA-CapEx) recorded a solid year-on-year growth of 38.7% in constant currency, to 109 million euros in the first half, also driven by lower CapEx (-60.3% in constant currency).

ECUADOR
The estimated penetration rate in the Ecuadorian wireless market reached 83% by the end of June, 8 percentage points higher than the same period a year earlier.
Telefónica Móviles Ecuador had a total of 3.3 million accesses at the end of June 2009 (+13.1% year-on-year), with net adds of 117,698 customers in the first half of the year. This performance was underpinned by a steady reduction in churn, which stood at 3.0% in the first half (-0.2 percentage points year-on-year), in an environment of lower commercial activity aimed at customer acquisition.
The penetration of GSM technology continued to increase and by the end of June 88% of customers were using this technology (+10 percentage points vs. the same period in 2008).
Traffic continued to post strong growth (+45.3% year-on-year in the first half), driven largely by outgoing traffic, which benefited from commercial campaigns to encourage top-ups and usage.
ARPU in the first half fell 1.7% in local currency year-on-year, affected by larger promotions than those launched in 2008.
Data revenues recorded a 25.6% year-on-year growth in local currency in the first half of 2009. As a result, data revenues accounted for 20.2% of service revenues in the first half of 2009.
Revenues totalled 167 million euros in the first half, virtually unchanged from a year earlier (-0.5% in local currency), impacted by lower handset sale revenues. Service revenues grew 10.7% in the first half in local currency, driven by the strong growth of outgoing revenues (+22.1% in local currency on the first half of 2008).
The company continues to strive to improve operating efficiency, with a noteworthy reduction in expenses, allowing it to achieve 22.5% year-on-year growth in local currency in operating income before depreciation and amortisation (OIBDA) in the first half of 2009, to 51 million euros. This left the OIBDA margin at 30.3%, an increase of 5.7 percentage points year-on-year.
Operating cash flow (OIBDA-CapEx) stood at 30 million euros, up a solid 27.2% year-on-year in local currency despite increased CapEx (up 16.4% year-on-year in local currency).

TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	147,845.8	153,060.9	158,200.1	159,401.5	160,749.5	8.7
Fixed telephony accesses (1)	25,757.6	25,758.2	25,644.5	25,517.1	25,391.2	(1.4)
Internet and data accesses	7,275.1	7,572.4	7,629.8	7,611.1	7,662.5	5.3
Narrowband (2)	1,635.3	1,587.9	1,445.8	1,306.4	1,207.7	(26.1)
Broadband (3) (4)	5,525.8	5,875.7	6,067.0	6,208.9	6,352.2	15.0
Other (5)	114.0	108.8	117.0	95.8	102.6	(10.0)
Mobile accesses	113,459.6	118,269.8	123,385.2	124,658.3	126,016.4	11.1
Pre-Pay	93,527.9	97,713.7	102,329.7	103,333.4	104,298.9	11.5
Contract	19,931.7	20,556.1	21,055.5	21,324.9	21,717.5	9.0
Pay TV	1,353.6	1,460.5	1,540.5	1,615.1	1,679.4	24.1

Wholesale Accesses	57.6	69.6	59.0	58.5	58.1	0.9

Total Accesses	147,903.4	153,130.5	158,259.0	159,460.0	160,807.7	8.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	10,968	10,531	4.2	5,565	5,373	3.6
Internal exp capitalized in fixed assets	53	56	(5.4)	30	34	(12.7)
Operating expenses	(6,777)	(6,839)	(0.9)	(3,405)	(3,543)	(3.9)
Other net operating income (expense)	38	72	(47.1)	7	73	(90.3)
Gain (loss) on sale of fixed assets	(10)	12	c.s.	(5)	17	c.s.
Impairment of goodwill and other assets	(1)	(0)	n.m.	(1)	0	c.s.
Operating income before D&A (OIBDA)	4,271	3,831	11.5	2,190	1,954	12.1
OIBDA Margin	38.9%	36.4%	2.6 p.p.	39.4%	36.4%	3.0 p.p.
Depreciation and amortization	(1,805)	(1,781)	1.3	(924)	(890)	3.9
Operating income (OI)	2,466	2,050	20.3	1,266	1,064	19.0

Note:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

BRAZIL
Final Clients Accesses	56,098.3	58,165.3	60,704.9	61,332.8	62,418.5	11.3
Fixed telephony accesses (1)	11,893.5	11,860.7	11,661.9	11,578.3	11,469.9	(3.6)
Internet and data accesses	3,423.1	3,601.9	3,625.8	3,610.7	3,615.0	5.6
Narrowband	1,055.2	1,079.2	996.4	882.9	811.5	(23.1)
Broadband (2)	2,297.1	2,458.3	2,557.8	2,659.2	2,728.7	18.8
Other (3)	70.8	64.4	71.6	68.6	74.8	5.6
Mobile accesses	40,434.8	42,276.6	44,945.0	45,641.5	46,819.3	15.8
Pre-Pay	32,689.9	34,161.5	36,384.0	36,847.3	37,775.5	15.6
Contract	7,745.0	8,115.1	8,561.0	8,794.1	9,043.8	16.8
Pay TV	346.9	426.1	472.2	502.4	514.3	48.3

Wholesale Accesses	35.0	47.1	34.1	34.9	34.7	(0.9)

Total Accesses	56,133.3	58,212.4	60,739.1	61,367.7	62,453.2	11.3

ARGENTINA
Final Clients Accesses	19,999.2	20,533.4	20,717.0	20,856.7	20,969.9	4.9
Fixed telephony accesses (1)	4,656.1	4,599.0	4,603.1	4,592.3	4,585.6	(1.5)
Fixed wireless	90.1	13.2	22.4	26.0	31.2	(65.4)
Internet and data accesses	1,234.6	1,281.6	1,284.3	1,262.0	1,267.9	2.7
Narrowband	249.4	215.9	182.8	156.0	140.7	(43.6)
Broadband (2)	966.4	1,046.2	1,082.0	1,106.0	1,127.2	16.6
Other (3)	18.9	19.5	19.5	0.0	0.0	n.s.
Mobile accesses	14,108.4	14,652.7	14,829.6	15,002.4	15,116.4	7.1
Pre-Pay	9,003.9	9,473.6	9,687.6	9,889.2	10,057.7	11.7
Contract	5,104.6	5,179.0	5,142.0	5,113.2	5,058.7	(0.9)

Wholesale Accesses	9.8	10.1	10.0	9.5	9.7	(1.2)

Total Accesses	20,009.0	20,543.4	20,726.9	20,866.1	20,979.5	4.9

CHILE
Final Clients Accesses	9,709.4	9,816.7	10,002.7	10,078.5	10,208.5	5.1
Fixed telephony accesses (1)	2,148.1	2,134.6	2,121.0	2,088.5	2,069.2	(3.7)
Internet and data accesses	709.3	728.7	743.8	741.3	767.2	8.2
Narrowband	20.7	19.7	18.7	20.1	18.7	(9.9)
Broadband (2)	679.8	700.2	716.6	712.8	740.3	8.9
Other (3)	8.8	8.8	8.6	8.5	8.3	(5.9)
Mobile accesses	6,611.3	6,702.6	6,875.0	6,986.0	7,104.4	7.5
Pre-Pay	4,850.0	4,856.3	4,956.0	5,030.6	5,078.0	4.7
Contract	1,761.3	1,846.3	1,919.0	1,955.3	2,026.4	15.1
Pay TV	240.8	250.9	263.0	262.8	267.6	11.1

Wholesale Accesses	12.4	12.0	11.5	10.5	10.0	(19.0)

Total Accesses	9,721.8	9,828.8	10,014.3	10,089.1	10,218.5	5.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

PERU
Final Clients Accesses	13,542.8	14,300.9	14,982.6	15,221.8	15,414.6	13.8
Fixed telephony accesses (1)	2,893.1	2,941.5	2,986.5	3,029.3	3,068.7	6.1
Fixed wireless	349.2	412.0	485.5	555.5	610.5	74.8
Internet and data accesses	672.4	703.3	728.9	755.4	779.4	15.9
Narrowband	34.1	21.5	17.7	22.5	20.3	(40.6)
Broadband (2)	626.8	669.8	698.4	719.0	745.0	18.9
Other (3)	11.5	11.9	12.8	13.8	14.2	23.1
Mobile accesses	9,324.0	10,010.1	10,612.7	10,756.2	10,863.2	16.5
Pre-Pay	8,411.1	9,036.7	9,575.2	9,667.4	9,726.9	15.6
Contract	912.9	973.4	1,037.5	1,088.9	1,136.3	24.5
Pay TV	653.2	646.0	654.5	680.9	703.2	7.7

Wholesale Accesses	0.4	0.4	0.4	0.4	0.5	22.3

Total Accesses	13,543.2	14,301.3	14,983.0	15,222.3	15,415.0	13.8

COLOMBIA
Final Clients Accesses	12,116.7	12,516.9	12,800.5	12,625.5	11,792.4	(2.7)
Fixed telephony accesses (1)	2,349.9	2,320.4	2,299.2	2,247.2	2,182.9	(7.1)
Internet and data accesses	295.7	357.0	395.9	427.0	437.7	48.0
Narrowband	0.3	0.3	0.3	8.9	7.7	n.s.
Broadband (2)	294.0	355.1	393.9	416.0	427.8	45.5
Other (3)	1.5	1.6	1.7	2.0	2.2	49.0
Mobile accesses	9,358.5	9,702.0	9,963.1	9,805.8	9,028.0	(3.5)
Pre-Pay	7,506.0	7,959.7	8,327.3	8,206.1	7,409.6	(1.3)
Contract	1,852.5	1,742.2	1,635.8	1,599.6	1,618.4	(12.6)
Pay TV	112.6	137.5	142.3	145.6	143.8	27.7

Wholesale Accesses	0.0	0.0	2.9	3.2	3.2	n.s.

Total Accesses	12,116.7	12,516.9	12,803.4	12,628.7	11,795.6	(2.7)

MEXICO
Mobile accesses	14,114.2	14,662.0	15,330.6	15,517.7	15,942.5	13.0
Pre-Pay	13,288.9	13,779.2	14,432.4	14,623.0	15,026.6	13.1
Contract	825.4	882.8	898.1	894.7	915.9	11.0
Fixed wireless	62.5	99.4	133.6	167.9	203.3	n.s.
Total Accesses	14,176.7	14,761.3	15,464.2	15,685.6	16,145.9	13.9

VENEZUELA
Mobile accesses	9,841.2	10,280.2	10,584.0	10,679.5	10,752.9	9.3
Pre-Pay	9,238.5	9,659.7	9,970.7	10,070.2	10,139.0	9.7
Contract	602.7	620.5	613.3	609.3	613.9	1.9
Fixed wireless	1,242.5	1,281.8	1,312.8	1,291.5	1,290.3	3.8
Pay TV	0.0	0.0	8.5	23.4	50.4	n.s.
Total Accesses	11,083.8	11,562.0	11,905.3	11,994.4	12,093.5	9.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

CENTRAL AMERICA (1)
Fixed telephony accesses (2)	429.2	435.2	437.2	441.1	444.9	3.6
Fixed Wireless	281.4	276.7	278.7	288.7	288.3	2.4
Internet and data accesses	20.1	19.3	18.4	17.6	16.6	(17.1)
Broadband (3)	18.2	17.3	16.5	15.6	14.6	(19.8)
Other (4)	1.8	1.9	1.9	2.0	2.0	8.9
Mobile accesses	5,530.2	5,665.8	5,702.0	5,630.2	5,605.7	1.4
Pre-Pay	5,152.1	5,281.6	5,315.3	5,242.7	5,213.4	1.2
Contract	378.1	384.1	386.7	387.5	392.3	3.8
Total Accesses	5,979.5	6,120.2	6,157.6	6,089.0	6,067.3	1.5

ECUADOR
Mobile accesses	2,862.2	2,957.4	3,122.5	3,179.2	3,253.3	13.7
Pre-Pay	2,406.4	2,491.5	2,650.5	2,711.6	2,772.1	15.2
Contract	455.8	465.9	472.0	467.6	481.2	5.6
Fixed Wireless	82.7	85.5	89.4	81.0	76.3	(7.7)
Total Accesses	2,944.9	3,042.9	3,211.9	3,260.2	3,329.6	13.1

URUGUAY
Mobile accesses	1,274.7	1,360.6	1,420.7	1,459.9	1,530.8	20.1
Pre-Pay	981.3	1,013.8	1,030.6	1,045.4	1,100.1	12.1
Contract	293.5	346.7	390.1	414.5	430.7	46.8
Total Accesses	1,274.7	1,360.6	1,420.7	1,459.9	1,530.8	20.1

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y Local Cur

BRAZIL
Traffic (Million minutes)	11,013	10,951	10,990	10,344	10,918	(0.9)
ARPU (EUR)	10.9	12.0	10.0	9.0	9.7	(7.9)

ARGENTINA
Traffic (Million minutes)	3,158	3,426	3,673	3,485	3,744	18.5
ARPU (EUR)	8.1	8.9	9.8	9.3	8.6	10.1

CHILE
Traffic (Million minutes)	2,379	2,447	2,583	2,537	2,553	7.3
ARPU (EUR)	12.2	11.7	11.7	11.0	10.4	(11.0)

PERU
Traffic (Million minutes)	2,373	2,550	2,745	2,809	2,792	17.7
ARPU (EUR)	5.8	5.9	6.1	5.5	5.6	(10.1)

COLOMBIA
Traffic (Million minutes)	3,215	3,518	3,585	3,265	3,208	(0.2)
ARPU (EUR)	7.3	6.6	6.2	5.4	5.7	(14.5)

MEXICO
Traffic (Million minutes)	6,024	5,351	5,591	5,378	5,720	(5.0)
ARPU (EUR)	8.2	8.2	7.9	6.7	7.3	(1.4)

VENEZUELA
Traffic (Million minutes)	3,718	3,809	3,958	3,767	3,692	(0.7)
ARPU (EUR)	15.3	16.7	20.3	21.0	20.6	17.3

CENTRAL AMERICA
Traffic (Million minutes)	1,892	1,779	1,724	1,690	1,691	(10.7)
ARPU (EUR)	7.0	7.1	7.9	7.5	7.2	(6.4)

ECUADOR
Traffic (Million minutes)	647	759	869	802	902	39.4
ARPU (EUR)	6.3	6.7	7.4	7.3	6.9	(4.1)

URUGUAY
Traffic (Million minutes)	374	514	643	616	628	67.9
ARPU (EUR)	8.1	8.5	8.7	8.9	8.1	5.3

Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	January - June
	2009	2008	% Chg Local Cur

BRAZIL (1)
Traffic (Million minutes)	21,263	18,606	14.3
ARPU (EUR)	9.4	11.4	(8.8)

ARGENTINA
Traffic (Million minutes)	7,228	5,842	23.7
ARPU (EUR)	8.9	8.0	12.3

CHILE
Traffic (Million minutes)	5,090	4,673	8.9
ARPU (EUR)	10.7	12.9	(9.2)

PERU
Traffic (Million minutes)	5,601	4,744	18.1
ARPU (EUR)	5.5	6.1	(14.2)

COLOMBIA
Traffic (Million minutes)	6,473	6,465	0.1
ARPU (EUR)	5.6	7.3	(16.7)

MEXICO
Traffic (Million minutes)	11,098	11,489	(3.4)
ARPU (EUR)	7.0	8.4	(5.6)

VENEZUELA
Traffic (Million minutes)	7,458	7,226	3.2
ARPU (EUR)	20.8	15.2	19.3

CENTRAL AMERICA
Traffic (Million minutes)	3,380	3,671	(7.9)
ARPU (EUR)	7.3	7.4	(11.0)

ECUADOR
Traffic (Million minutes)	1,704	1,172	45.3
ARPU (EUR)	7.1	6.3	(1.7)

URUGUAY
Traffic (Million minutes)	1,243	666	86.7
ARPU (EUR)	8.5	8.2	5.1

(1)	Includes Telemig from April 2008.

Note:	ARPU calculated as a monthly January-December period average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

BRAZIL
Revenues	3,920	4,205	(6.8)	4.7	2,023	2,165	(6.6)	1.9
OIBDA	1,487	1,608	(7.5)	3.9	787	831	(5.3)	3.4
OIBDA margin	37.9%	38.2%	(0.3 p.p. )		38.9%	38.4%	0.5 p.p.
CapEx	502	704	(28.8)	(20.0)	281	509	(44.8)	(39.6)
OpCF (OIBDA-CapEx)	986	903	9.1	22.6	506	322	57.1	71.7
Vivo (1)
Revenues	1,389	1,379	0.8	13.2	714	735	(2.9)	5.8
OIBDA	418	356	17.3	31.7	215	166	29.3	41.0
OIBDA margin	30.1%	25.8%	4.2 p.p.		30.1%	22.6%	7.5 p.p.
CapEx	192	360	(46.7)	(40.2)	105	312	(66.4)	(63.3)
OpCF (OIBDA-CapEx)	226	(3)	c.s.	c.s.	110	(146)	c.s.	c.s.
Telesp
Revenues	2,730	3,022	(9.7)	1.4	1,407	1,523	(7.6)	0.7
OIBDA	1,070	1,232	(13.1)	(2.4)	572	645	(11.3)	(3.0)
OIBDA margin	39.2%	40.7%	(1.6 p.p. )		40.7%	42.4%	(1.7 p.p. )
CapEx	310	345	(10.0)	1.1	176	196	(10.6)	(2.0)
OpCF (OIBDA-CapEx)	760	887	(14.3)	(3.8)	397	449	(11.6)	(3.5)

ARGENTINA
Revenues	1,332	1,142	16.6	17.5	641	583	10.1	14.7
OIBDA	495	386	28.0	29.1	244	199	22.7	27.5
OIBDA margin (2)	36.1%	32.8%	3.4 p.p.		36.9%	33.1%	3.8 p.p.
CapEx	123	125	(1.8)	(1.1)	77	73	5.5	8.0
OpCF (OIBDA-CapEx)	372	261	42.4	43.5	166	125	32.7	38.9
T. Moviles Argentina
Revenues	831	711	16.9	17.8	399	363	9.9	14.5
OIBDA	294	198	48.6	49.9	149	101	48.3	53.7
OIBDA margin	35.4%	27.8%	7.6 p.p.		37.5%	27.8%	9.7 p.p.
CapEx	60	36	66.6	68.0	46	25	86.0	88.8
OpCF (OIBDA-CapEx)	234	162	44.6	45.8	104	76	36.2	42.6
Telefónica de Argentina
Revenues	543	472	14.9	15.8	262	239	9.9	14.3
OIBDA	201	189	6.5	7.3	95	98	(3.2)	1.1
OIBDA margin (2)	32.9%	34.7%	(1.7 p.p. )		32.1%	35.7%	(3.6 p.p. )
CapEx	63	89	(29.6)	(29.1)	32	49	(34.8)	(32.3)
OpCF (OIBDA-CapEx)	138	100	38.8	39.9	63	49	28.6	34.4

CHILE
Revenues	900	989	(9.0)	(0.5)	448	484	(7.5)	(2.9)
OIBDA	349	368	(5.4)	3.5	175	178	(2.0)	2.9
OIBDA margin	38.7%	37.3%	1.5 p.p.		39.1%	36.9%	2.2 p.p.
CapEx	142	188	(24.3)	(17.2)	77	104	(25.7)	(21.3)
OpCF (OIBDA-CapEx)	206	180	14.3	25.0	98	74	31.1	36.1
T. Móviles Chile
Revenues	491	532	(7.6)	1.0	243	258	(5.9)	(1.3)
OIBDA	196	196	0.2	9.5	99	96	3.5	8.8
OIBDA margin	40.0%	36.9%	3.1 p.p.		41.0%	37.2%	3.7 p.p.
CapEx	84	107	(21.4)	(14.0)	45	62	(27.5)	(23.0)
OpCF (OIBDA-CapEx)	112	89	26.1	37.9	54	34	61.0	66.3
Telefónica Chile
Revenues	445	502	(11.3)	(3.0)	223	246	(9.4)	(4.9)
OIBDA	152	173	(11.8)	(3.5)	75	82	(8.3)	(3.9)
OIBDA margin	34.3%	34.4%	(0.2 p.p. )		33.8%	33.4%	0.4 p.p.
CapEx	58	81	(28.1)	(21.3)	32	42	(23.0)	(18.7)
OpCF (OIBDA-CapEx)	94	92	2.7	12.3	43	41	6.8	11.3

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

PERU
Revenues	860	757	13.7	7.7	431	380	13.2	6.0
OIBDA	340	277	22.9	16.4	179	144	24.2	16.4
OIBDA margin	39.5%	36.6%	3.0 p.p.		41.6%	38.0%	3.7 p.p.
CapEx	69	66	3.8	(1.6)	51	37	39.8	31.6
OpCF (OIBDA-CapEx)	271	210	28.9	22.1	128	108	18.9	11.3
T. Móviles Perú
Revenues	419	342	22.8	16.4	209	176	19.1	11.6
OIBDA	154	105	46.2	38.6	78	59	32.2	24.0
OIBDA margin	36.8%	30.9%	5.9 p.p.		37.1%	33.4%	3.7 p.p.
CapEx	24	32	(24.9)	(28.8)	14	13	1.1	(5.5)
OpCF (OIBDA-CapEx)	130	74	76.8	67.6	64	45	41.5	32.8
Telefónica del Perú (1)
Revenues	508	471	7.9	2.2	254	232	9.5	2.5
OIBDA	189	171	10.5	4.8	100	85	17.3	9.9
OIBDA margin	37.1%	36.2%	0.9 p.p.		39.3%	36.7%	2.6 p.p.
CapEx	45	34	30.2	23.4	38	23	62.3	53.2
OpCF (OIBDA-CapEx)	144	136	5.6	0.0	62	62	0.5	(6.2)

COLOMBIA
Revenues	631	759	(16.9)	(9.0)	316	391	(19.4)	(11.7)
OIBDA	171	238	(28.3)	(21.5)	52	117	(55.3)	(52.1)
OIBDA margin	27.1%	31.4%	(4.3 p.p. )		16.6%	30.0%	(13.3 p.p. )
CapEx	88	147	(39.9)	(34.1)	67	113	(40.8)	(35.1)
OpCF (OIBDA-CapEx)	82	91	(9.6)	(1.0)	(15)	4	c.s.	c.s.
T. Móviles Colombia
Revenues	334	423	(21.0)	(13.5)	167	219	(23.7)	(16.4)
OIBDA	60	92	(35.0)	(28.7)	8	48	(83.1)	(83.4)
OIBDA margin	18.0%	21.8%	(3.8 p.p. )		4.8%	21.8%	(17.0 p.p. )
CapEx	29	66	(55.8)	(51.5)	26	53	(51.1)	(46.3)
OpCF (OIBDA-CapEx)	31	26	17.7	28.9	(18)	(5)	n.s.	n.s.
Telefónica Telecom
Revenues	311	353	(11.8)	(3.4)	154	181	(15.3)	(7.2)
OIBDA	111	146	(24.1)	(16.9)	44	69	(36.1)	(30.4)
OIBDA margin	35.6%	41.3%	(5.8 p.p. )		28.8%	38.2%	(9.4 p.p. )
CapEx	59	81	(26.9)	(19.9)	41	60	(31.6)	(25.2)
OpCF (OIBDA-CapEx)	51	65	(20.7)	(13.1)	3	9	(65.1)	(68.8)

MEXICO (T. Móviles Mexico)
Revenues	751	784	(4.2)	8.7	391	394	(0.7)	10.8
OIBDA	236	175	34.9	53.0	133	101	31.4	46.9
OIBDA margin	31.5%	22.4%	9.1 p.p.		33.9%	25.7%	8.3 p.p.
CapEx	87	137	(37.0)	(28.6)	52	120	(56.3)	(51.0)
OpCF (OIBDA-CapEx)	150	38	n.s.	n.s.	80	(19)	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela)
Revenues	1,748	1,186	47.4	28.4	865	614	40.7	22.8
OIBDA	891	533	67.3	45.7	428	259	65.2	44.0
OIBDA margin	51.0%	44.9%	6.1 p.p.		49.5%	42.2%	7.3 p.p.
CapEx	138	60	129.3	99.7	83	30	175.1	138.1
OpCF (OIBDA-CapEx)	753	473	59.4	38.8	346	229	50.8	31.7

CENTRAL AMERICA (2)
Revenues	288	272	5.8	(5.5)	138	134	2.9	(7.3)
OIBDA	120	95	25.9	12.5	57	47	22.0	10.0
OIBDA margin	41.6%	34.9%	6.6 p.p.		41.3%	34.8%	6.5 p.p.
CapEx	11	25	(55.8)	(60.3)	8	23	(63.6)	(67.5)
OpCF (OIBDA-CapEx)	109	70	55.3	38.7	49	24	105.8	85.9

ECUADOR (T. Móviles Ecuador)
Revenues	167	146	14.3	(0.5)	80	77	4.7	(8.4)
OIBDA	51	36	40.6	22.5	23	20	17.8	3.4
OIBDA margin	30.3%	24.6%	5.7 p.p.		28.8%	25.6%	3.2 p.p.
CapEx	21	16	33.7	16.4	16	13	28.0	11.6
OpCF (OIBDA-CapEx)	30	20	46.0	27.2	7	7	(0.1)	(10.6)

Note:	OIBDA is presented before management and brand fees.

(1)	From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary).

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.

TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	84	68	24.1	25.5	40	34	17.4	22.8
OIBDA	29	20	48.5	50.1	14	8	64.4	72.7
OIBDA margin	34.7%	29.0%	5.7 p.p.		34.0%	24.3%	9.7 p.p.
CapEx	13	8	64.8	66.6	10	3	n.s.	n.s.
OpCF (OIBDA-CapEx)	16	12	37.3	38.8	4	5	(26.1)	(19.2)

TIWS
Revenues	181	154	17.3	10.0	90	79	15.0	7.9
OIBDA	47	48	(2.1)	(12.3)	25	22	13.9	2.9
OIBDA margin	25.9%	31.0%	(5.1 p.p. )		28.1%	28.3%	(0.3 p.p. )
CapEx	22	13	69.8	47.9	20	10	99.0	73.3
OpCF (OIBDA-CapEx)	25	35	(29.0)	(34.7)	5	12	(58.4)	(56.8)

Note:	OIBDA is presented before management and brand fees.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
At the end of June 2009 Telefónica Europe’s total customer base reached 47.6 million (+8.3% year-on-year). Mobile customer net additions for the first half of 2009 were 1.2 million, reaching a total mobile customer base of 42.6 million (+7.3% year-on-year). Telefónica Europe continued its focus on the contract segment (+11.7% year-on-year; 85.0% of total mobile net additions in the first half of 2009), built on propositions around flat rates, SIM-only, mobile broadband, high-end devices, as well as successful retention activities across markets.
Revenues in the first half of 2009 reached 6,571 million euros, showing a resilient year-on-year growth of 2.2% in constant currency, driven by the positive performance in the UK and German businesses, which compensated the lower year-on-year revenues from the Czech and Irish businesses. It is important to highlight that regulatory measures (mainly mobile termination rates reductions in Germany since April and in the Czech Republic since February), dragged revenue growth.
Operating expenses amounted to 4,815 million euros in the first half of the year, a year-on-year increase of 1.0% in constant currency terms, reflecting the increased commercial activity across the businesses that helped to maintain momentum in the market, partially compensated by ongoing efficiency measures.
Operating income before depreciation and amortization (OIBDA) in the first half of 2009 stood at 1,879 million euros.
Reported revenues and OIBDA for the first half of 2009 showed a year-on-year decline of 6.2% and 7.6%, respectively, mainly impacted by British Sterling and Czech Koruna depreciations in the period, on top of the factors affecting year-on-year performance already mentioned. OIBDA margin on a reported basis in the first half of 2009 was 28.6%, 0.4 percentage points lower than in the same period of 2008.
Operating cash flow (OIBDA-CapEx) totalled 1,130 million euros in the first half of 2009, helped by CapEx reduction (-6.9% year-on-year in constant currency).
TELEFÓNICA O2 UK
In the first six months of the year, Telefónica O2 UK maintained its leadership position in the market through best-in-class contract churn and customer satisfaction indicators. The company recently came away with the most prestigious award of “Best Network Operator” at the 2009 Mobile Awards for the second year in a row.
The company’s total mobile customer base at the end of June 2009 reached 20.7 million lines (excluding Tesco Mobile), representing a 6.6% year-on-year growth. Net mobile additions in the first half of 2009 reached 394,021. The contract segment continued to record a strong performance, totalling 598,940 net additions in the first half (+41.8% year-on-year). Contract customers made up 43.6% of the total base at the end of June 2009 (40.6% in June 2008). This positive evolution was mainly due to churn containment, the ongoing prepay to contract migration process and continued commercial activity around “Simplicity” and high-end devices.
The UK prepay market continued to be very tough in the first half of the year, with the company focusing on retaining value customers within this segment with propositions such as “Top Up Surprises”. As a result, 204,920 net disconnections were registered in the first half of the year.

Churn in the contract segment sustained its solid evolution at 1.2% for the first half of the year, showing a year-on year reduction (0.2 percentage points in the first half). Total churn for the first half was 2.7% (+0.1 percentage points, year-on-year).
In terms of usage, traffic carried in the first half of 2009 grew 16.2% year-on-year to 26,102 million minutes. Prepay customers increased usage on propositions such as “Unlimited”, while contract customers continued optimising their voice bundle utilisation.
Voice ARPU showed a year-on-year decline of 6.6% in local currency, reaching 15.8 euros in the first half of the year, due to the continued uptake of customer propositions, such as “Simplicity” (with reduced acquisition costs), as well as the optimising behaviour of customers when using voice bundles. In addition, outgoing roaming activity in the first half was impacted by less travelling in the current economic environment.
Data ARPU rose 1.7% year-on-year in local currency in the first half of 2009, reaching 9.0 euros, reflecting the continued increase of customers accessing the Internet through mobile connections, partially offset by a decline in SMS ARPU due to the optimising behaviour of customers and the voluntary reduction of mobile termination rates.
As a result, Telefónica O2 UK’s total ARPU for the first half of the year showed a 3.8% year-on-year decline in local currency to 24.7 euros.
Telefónica O2 UK’s DSL broadband service added 116,016 lines in the first half of 2009, leaving the total fixed broadband customer base at 456,882 lines at the end of June (2.4 times higher than in June 2008).
Revenues for the first half of 2009 were 3,194 million euros, a solid increase of 5.5% year-on-year in local currency. Mobile service revenues in the first half of 2009 were 2,926 million euros, a 5.0% year-on-year growth in local currency, with an increasing contribution from data revenues (+8.7% year-on-year in local currency in the first half of the year). Non P2P-SMS data revenues registered strong growth of 51.3% year-on-year in local currency in the first half. Revenue growth from handset sales continued its downward trend in the second quarter (change in phasing of prepay handset shipments and more commercial activity around SIM-only).
Operating income before depreciation and amortization (OIBDA) totalled 798 million euros in the first half of 2009, a 4.5% year-on-year growth in local currency, leveraging on optimisation of customer retention costs (market leading churn and increased proportion of SIM-only customers), compensating increased commercial activity in the contract segment. Continued operational efficiencies in non-commercial costs, as well as improved contribution from the DSL business also helped to sustain margins. OIBDA margin for the first half was 25.0%, broadly flat year-on-year (-0.2 percentage points).
Operating cash flow (OIBDA-CapEx) for the first half was very strong, totalling 539 million euros, an increase of 19.8% year-on-year in local currency, reflecting the positive OIBDA performance and CapEx reduction of 17.5% year-on-year in local currency.
TELEFÓNICA O2 GERMANY
Telefónica O2 Germany’s mobile customer base reached 14.9 million at the end of June, 2009 (+10.0% year-on-year). The new and simpler core product portfolio (“O2o”, “O2 Mobile Flat”, “O2 Inklusivpaket”) is gaining traction in the O2 exclusive channels, with partners also playing an important role. As a result, 734,192 new mobile customers were added in the first half of 2009, of them, 257,513 were contract customers. At the end of June, the contract segment represented 48.4% of the base.

Churn for the first half of 2009 stood at the 2.0% level (+0.2 percentage points, year-on-year).
Traffic carried in the first half of 2009 remained broadly flat year-on-year at 11,375 million minutes.
Voice ARPU declined 13.3% year-on-year to 11.1 euros in the first half of the year, mainly as a result of mobile termination rate cuts from April (-19%), the migration process to new value tariffs throughout 2008, as well as the increase of customers from partner brands in the base.
Data ARPU reached 4.7 euros in the first half of the year (-3.7% year-on-year), mainly due to the impact on SMS usage from the introduction of better value tariffs and flat rate voice promotions, which is not fully compensated by the strong growth of mobile broadband customers in the base.
As a result, total ARPU in the first half was down 10.6% year-on-year to 15.8 euros.
O2 DSL customer base reached 253,429 at the end of June, after adding 38,646 new customers in the first half of 2009. Telefónica Deutschland reported 1.5 million ULL lines in total at the end of June (+43.6% year-on-year).
Revenues totalled 1,781 million euros in the first half of 2009 (+1.9% year-on-year). This performance was driven by continued growth from the fixed and DSL businesses whilst the mobile business in terms of service and hardware revenue declined year on year (impacted by MTR cuts and SIM-only uptake). Mobile service revenues declined 0.4% year-on-year in the first half of the year to total 1,402 million euros. Data revenues also continued its positive contribution to mobile service revenue growth (+7.6% year-on-year in the first half), mainly backed on non P2P-SMS data revenue growth (+33.0% year-on-year in the first half) driven by continued success of mobile broadband “Surfsticks”.
Wholesale fixed broadband business contributed to revenues with 218 million euros in the first half of the year, +8.3% year-on-year.
Operating income before depreciation and amortization (OIBDA) recorded a very strong performance in the first half of 2009, showing a 26.7% year-on-year growth to 432 million euros. As a result, OIBDA margin improved by 4.8 percentage points to 24.3% in the first half of the year. This evolution is driven by the increased own mobile network coverage, improved distribution network, enhanced profitability of the fixed broadband wholesale business, as well as the new commercial approach introduced in the fourth quarter of 2008, which significantly reduced acquisition and retention costs.
Operating cash flow (OIBDA-CapEx) amounted to 77 million euros in the first half of 2009, a significant improvement compared to the negative 16 million euros registered in the same period of the prior year, with a year-on-year decrease in CapEx of 0.7%.

TELEFÓNICA O2 IRELAND
In a difficult trading and economic environment, Telefónica O2 Ireland continued making progress in the first half, with some signs of operational improvement and increased operating cash flow generation.
Total mobile customer base increased 1.7% year-on-year to reach 1.7 million customers at the end of June 2009. The contract segment continued to drive growth for Telefónica O2 Ireland, with 19,513 net additions in the first half of 2009 to reach 662,604 lines (+11.8% year-on-year, representing 38.6% of the total customer base).
Churn reached 2.7% in the first half of 2009, 0.1 percentage points lower than in the same period of 2008.
Traffic carried in the first half of 2009 declined year-on-year by 2.4% to 2,328 million minutes. This was driven by an increasing number of customers optimising their usage, the continued voice to text substitution trend as a result of the value for money price plans in the marketplace (such as “O2 Experience” offering free SMS to any Irish mobile network), as well as a decrease of roaming activity from customers.
Voice ARPU registered a year-on-year decline of 14.2% in the first half to reach 27.8, mainly due to the better value for money propositions, customers managing their spend and reduced roaming activity.
Data ARPU rose 8.1% year-on-year in the first half to reach 11.8 euros. As a result, data revenues increased 11.3% year-on-year in the first half of the year, with non P2P-SMS data revenues increasing by 33.2% year-on-year, up to June 2009.
Total ARPU recorded a year-on-year reduction of 8.6% in the first half to reach 39.5 euros.
Revenues for the first half were 450 million euros, a year-on-year decline of 4.0%. Mobile service revenues for the first half declined 5.9% year-on-year to 421 million euros, with the decline in ARPU partially offset by growth in the customer base.
The revenue shortfall was mitigated by more efficient investments in customer acquisition and retention as a result of better churn, alongside stronger cost discipline, overall. As a result, operating income before depreciation and amortization (OIBDA) for the first half of 2009 was 145 million euros, 3.6% lower than in the same period of the previous year. The OIBDA margin for the first half was 32.1%, 0.2 percentage points higher than in the same period of last year.
The strong CapEx reduction made by the company to adapt to the current environment allowed operating cash flow (OIBDA-CapEx) to increase 2.3% year-on-year, reaching 123 million euros in the first half of 2009.
TELEFÓNICA O2 CZECH REPUBLIC
Financial performance at Telefónica O2 Czech Republic was impacted by the rapid deterioration of the macroeconomic environment since the beginning of the year, as well as mobile termination rate cuts. In Slovakia the company reported the best quarterly customer net additions in its history and continued having good financial performance.
At the end of June, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.1 million, an increase of 3.0% year-on-year.
Fixed telephony accesses amounted to 1.8 million at the end of June 2009 (-6.9% year-on-year), with continued improvement in net disconnections, which amounted to 89,461 during the first half (32.0% better than in the same period of 2008).

Retail Internet broadband accesses reached 639,346 (+18.3% year-on-year), with 55,648 net additions in the first half of 2009 (+79.6% year-on-year), leveraging continued strong commercial activity. In May 2009, the company launched a new concept of services for households, changing the proposition from voice centric to broadband centric, enabling full flexibility to combine fixed and mobile services to serve all customers’ needs. The total number of O2 TV customers reached 132,639 at the end of June (up 35.5% year-on-year).
Total mobile customer base in the Czech Republic reached 4.8 million at the end of June 2009 (+2.1% year-on-year). The contract base went up 12.4% year-on-year to 2.7 million with 143,271 net additions in the first half of 2009 (+14.5% year-on-year) as a result of continued prepay to contract migration and success of “O2 NEON” flat rate tariffs. Prepay customer base showed a year-on-year decline of 8.2%. At the end of June 2009, contract customers represented 55.1% of the base (50.0% at the end of June 2008). In Slovakia, mobile customer base increased 51.7% year-on-year to 417,002 customers, with 91,668 net additions in the first half.
Churn in the Czech mobile business declined 0.2 percentage points year-on-year in the first half of 2009 to 1.9%.
In terms of usage, mobile traffic carried in the Czech Republic in the first half of 2009 grew by 10.0% year-on-year to 4,025 million minutes.
In the first half of 2009, voice ARPU declined 9.1% year-on-year in local currency to reach 14.4 euros.
Data ARPU was 5.5% year-on-year lower in local currency in the first half to 4.7 euros, driven by migrations of customers to better value bundled based price plans and continued optimisation of usage by customers.
Total mobile ARPU in the Czech Republic showed an 8.2% year-on-year decline in local currency in the first half to reach 19.1 euros.
Revenues for the Telefónica O2 Czech Republic Group showed a 4.8% year-on-year decrease in constant currency in the first half of 2009 to reach 1,096 million euros, reflecting the increasing challenging environment of the business. Mobile service revenue in the Czech Republic declined by 5.0% year-on-year in local currency in the first half, owing to optimisation of usage, decreasing roaming revenues and MTR cuts (-11.4% from February, 2009). Data revenues were impacted also by optimisation behaviour from customers, and had a decrease in local currency of 4.8% year-on-year in the first half of the year.
Fixed revenues in the Czech Republic fell by 5.6% year-on-year in local currency in the first half of 2009 due to lower traditional access and voice revenues driven by fixed line losses and lower voice traffic, which were not fully compensated by broadband revenues. Revenues from Slovakia grew 53.7% year-on-year in the first half, showing continued quarter over quarter growth acceleration.
Operating income before depreciation and amortization (OIBDA) in the first half of 2009 was 3.7% year-on-year lower in constant currency to reach 519 million euros. OIBDA margin in the first half of 2009 increased 0.4 percentage points to 47.3%.
Operating cash flow (OIBDA-CapEx) in the first half of 2009 decreased 8.3% year-on-year in constant currency to reach 412 million euros on the back of the decline of OIBDA and increased CapEx due to a different spending profile than in the previous year.

TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	42,938.0	43,866.4	44,823.5	45,356.5	46,197.4	7.6
Fixed telephony accesses (1)	1,998.1	1,952.3	1,952.7	1,909.6	1,861.8	(6.8)
Internet and data accesses	1,101.4	1,212.7	1,354.5	1,463.7	1,555.4	41.2
Narrowband	177.0	170.3	163.4	155.4	148.7	(16.0)
Broadband	917.3	1,035.5	1,158.7	1,277.8	1,375.9	50.0
Other (2)	7.1	6.9	32.4	30.4	30.9	n.s.
Mobile accesses (3)	39,740.6	40,593.3	41,401.8	41,855.5	42,647.5	7.3
Pre-Pay	22,072.0	22,353.7	22,729.4	22,673.4	22,916.5	3.8
Contract	17,668.7	18,239.6	18,672.4	19,182.1	19,731.1	11.7
Pay TV	97.9	108.1	114.5	127.8	132.6	35.5

Wholesale Accesses (4)	1,008.1	1,139.0	1,237.9	1,324.4	1,381.3	37.0

Total Accesses	43,946.1	45,005.3	46,061.4	46,680.9	47,578.8	8.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Retail circuits other than broadband.

(3)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(4)	Includes Unbundled Lines by T. Deutschland.

Note:	Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	6,571	7,006	(6.2)	3,326	3,533	(5.9)
Internal exp capitalized in fixed assets	108	86	25.2	53	46	16.3
Operating expenses	(4,815)	(5,202)	(7.4)	(2,385)	(2,600)	(8.3)
Other net operating income (expense)	2	117	(98.1)	1	116	(98.8)
Gain (loss) on sale of fixed assets	14	30	(54.6)	0	29	n.m.
Impairment of goodwill and other assets	(1)	(3)	(78.5)	(0)	(3)	(90.0)
Operating income before D&A (OIBDA)	1,879	2,033	(7.6)	996	1,121	(11.2)
OIBDA Margin	28.6%	29.0%	(0.4 p.p. )	29.9%	31.7%	(1.8 p.p. )
Depreciation and amortization	(1,451)	(1,541)	(5.9)	(731)	(764)	(4.3)
Operating income (OI)	428	492	(13.0)	265	358	(25.8)

Notes:

•	OIBDA and OI before management and brand fees.

•	The second quarter of 2008 includes a positive impact of 114 million euros derived from Airwave disposal.

TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	19,586.8	20,105.5	20,615.6	20,821.0	21,125.6	7.9
Internet and data accesses	194.2	267.1	340.9	404.5	456.9	135.2
Broadband	194.2	267.1	340.9	404.5	456.9	135.2
Mobile accesses (1)	19,392.6	19,838.4	20,274.7	20,416.5	20,668.7	6.6
Pre-Pay	11,525.1	11,649.3	11,862.5	11,718.0	11,657.6	1.1
Contract	7,867.5	8,189.2	8,412.2	8,698.5	9,011.1	14.5
Total Accesses	19,586.8	20,105.5	20,615.6	20,821.0	21,125.6	7.9

TELEFÓNICA O2 GERMANY
Final Clients Accesses	13,741.3	14,176.4	14,413.3	14,737.6	15,186.1	10.5
Internet and data accesses	165.4	198.1	214.8	231.7	253.4	53.2
Broadband	165.4	198.1	214.8	231.7	253.4	53.2
Mobile accesses	13,575.9	13,978.3	14,198.5	14,506.0	14,932.7	10.0
Pre-Pay	6,841.4	7,097.2	7,231.5	7,420.7	7,708.1	12.7
Contract	6,734.5	6,881.1	6,967.0	7,085.2	7,224.5	7.3
Wholesale Accesses (2)	897.4	1,026.7	1,128.4	1,215.7	1,273.1	41.9
Total Accesses	14,638.7	15,203.1	15,541.7	15,953.3	16,459.2	12.4

TELEFÓNICA O2 IRELAND
Mobile accesses	1,687.6	1,713.1	1,727.7	1,710.6	1,716.7	1.7
Pre-Pay	1,094.9	1,082.5	1,084.6	1,059.4	1,054.0	(3.7)
Contract	592.6	630.6	643.1	651.2	662.6	11.8
Total Accesses	1,687.6	1,713.1	1,727.7	1,710.6	1,716.7	1.7

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,495.0	7,441.3	7,589.5	7,564.7	7,590.5	1.3
Fixed telephony accesses (3)	1,937.7	1,892.4	1,893.4	1,851.0	1,803.9	(6.9)
Internet and data accesses	724.4	729.4	779.5	803.2	818.9	13.0
Narrowband	177.0	170.3	163.4	155.4	148.7	(16.0)
Broadband	540.4	552.2	583.7	617.3	639.3	18.3
Other (4)	7.1	6.9	32.4	30.4	30.9	n.s.
Mobile accesses	4,735.0	4,711.4	4,802.1	4,782.8	4,835.1	2.1
Pre-Pay (5)	2,365.9	2,282.0	2,282.8	2,186.7	2,172.5	(8.2)
Contract	2,369.1	2,429.4	2,519.3	2,596.1	2,662.6	12.4
Pay TV	97.9	108.1	114.5	127.8	132.6	35.5
Wholesale Accesses	110.7	112.2	109.5	108.7	108.2	(2.3)
Total Accesses	7,605.8	7,553.5	7,698.9	7,673.4	7,698.7	1.2

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	275.0	277.3	325.3	365.2	417.0	51.7
Pre-Pay (5)	200.1	199.2	226.3	247.6	281.2	40.5
Contract	74.9	78.1	99.0	117.6	135.8	81.4
Total Accesses	275.0	277.3	325.3	365.2	417.0	51.7

(1)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

(2)	Includes Unbundled Lines by T. Deutschland.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(4)	Retail circuits other than broadband.

(5)	The accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	11,571	11,845	12,281	12,798	13,304	15.0
ARPU (EUR)	29.2	29.5	27.1	24.2	25.3	(3.9)
Pre-Pay	15.6	15.9	14.4	12.3	12.8	(8.8)
Contract	49.0	49.3	45.1	40.6	41.6	(5.7)
Data ARPU (EUR)	10.0	10.0	9.7	8.8	9.2	1.9
%non-P2PSMS over data revenues	18.1%	20.9%	22.0%	23.9%	26.6%	8.5 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,741	5,512	5,454	5,555	5,819	1.4
ARPU (EUR)	17.6	17.3	16.9	15.9	15.7	(10.8)
Pre-Pay	6.1	6.0	5.8	5.4	5.5	(10.2)
Contract	29.3	28.9	28.3	26.8	26.5	(9.4)
Data ARPU (EUR)	4.8	4.9	4.8	4.7	4.6	(2.4)
%non-P2PSMS over data revenues	26.9%	29.6%	31.7%	33.5%	34.8%	7.9 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,225	1,231	1,250	1,158	1,170	(4.4)
ARPU (EUR)	43.2	43.7	42.6	39.3	39.8	(7.9)
Pre-Pay	26.9	27.7	26.7	24.2	25.6	(5.0)
Contract	73.8	72.2	69.2	64.5	62.5	(15.3)
Data ARPU (EUR)	10.6	10.6	10.9	11.6	11.9	12.9
%non-P2PSMS over data revenues	30.2%	31.2%	32.6%	35.8%	36.4%	6.2 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,874	1,850	1,911	1,940	2,085	11.2
ARPU (EUR)	23.1	24.0	22.5	18.7	19.4	(9.9)
Pre-Pay	11.5	12.2	11.5	8.0	8.6	(20.4)
Contract	34.7	35.1	32.6	28.2	28.4	(12.1)
Data ARPU (EUR)	5.5	5.3	5.5	4.7	4.7	(9.3)
%non-P2PSMS over data revenues	44.0%	45.7%	43.5%	45.5%	43.1%	(0.9 p.p. )

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	January - June
	2009	2008	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	26,102	22,459	16.2
ARPU (EUR)	24.7	29.6	(3.8)
Pre-Pay	12.6	15.9	(8.7)
Contract	41.1	50.2	(5.4)
Data ARPU (EUR)	9.0	10.2	1.7
%non-P2PSMS over data revenues	25.2%	18.1%	7.1 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	11,375	11,347	0.2
ARPU (EUR)	15.8	17.7	(10.6)
Pre-Pay	5.5	6.0	(9.3)
Contract	26.6	29.5	(9.6)
Data ARPU (EUR)	4.7	4.8	(3.7)
%non-P2PSMS over data revenues	34.2%	27.6%	6.5 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	2,328	2,386	(2.4)
ARPU (EUR)	39.5	43.3	(8.6)
Pre-Pay	24.9	26.8	(7.2)
Contract	63.5	74.6	(14.9)
Data ARPU (EUR)	11.8	10.9	8.1
%non-P2PSMS over data revenues	36.1%	30.2%	5.9 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	4,025	3,659	10.0
ARPU (EUR)	19.1	22.4	(8.2)
Pre-Pay	8.3	11.1	(19.8)
Contract	28.3	34.0	(10.5)
Data ARPU (EUR)	4.7	5.3	(5.5)
%non-P2PSMS over data revenues	44.3%	43.8%	0.6 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

•	ARPU calculated as monthly H1 average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg Local Cur	2009	2008	% Chg	% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	3,194	3,494	(8.6)	5.5	1,631	1,740	(6.2)	4.1
OIBDA	798	881	(9.4)	4.5	422	459	(8.0)	2.4
OIBDA margin	25.0%	25.2%	(0.2 p.p. )		25.8%	26.4%	(0.5 p.p. )
CapEx	259	362	(28.5)	(17.5)	134	169	(20.6)	(12.1)
OpCF (OIBDA-CapEx)	539	519	3.8	19.8	287	289	(0.7)	10.9

TELEFÓNICA O2 GERMANY
Revenues	1,781	1,749	1.9	1.9	896	894	0.2	0.2
OIBDA	432	341	26.7	26.7	230	178	29.0	29.0
OIBDA margin	24.3%	19.5%	4.8 p.p.		25.7%	19.9%	5.7 p.p.
CapEx	355	357	(0.7)	(0.7)	171	221	(22.6)	(22.6)
OpCF (OIBDA-CapEx)	77	(16)	c.s.	c.s.	59	(42)	c.s.	c.s.

TELEFÓNICA O2 IRELAND
Revenues	450	469	(4.0)	(4.0)	226	237	(4.5)	(4.5)
OIBDA	145	150	(3.6)	(3.6)	76	75	1.2	1.2
OIBDA margin	32.1%	32.0%	0.2 p.p.		33.6%	31.7%	1.9 p.p.
CapEx	22	30	(26.8)	(26.8)	13	14	(8.1)	(8.1)
OpCF (OIBDA-CapEx)	123	120	2.3	2.3	63	61	3.4	3.4

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	1,096	1,236	(11.3)	n.c.	549	636	(13.7)	n.c.
OIBDA	519	580	(10.6)	n.c.	272	312	(12.7)	n.c.
OIBDA margin	47.3%	47.0%	0.4 p.p.		49.6%	49.0%	0.6 p.p.
CapEx	107	96	11.4	n.c.	70	65	8.5	n.c.
OpCF (OIBDA-CapEx)	412	484	(15.0)	n.c.	202	247	(18.3)	n.c.

(1)	Includes Slovakia.

Note:	OIBDA before management and brand fee.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 30th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer